Exhibit 99.1

Notice of Annual and Special Meeting of Shareholders

and Management Information Circular

March 22, 2022

To be held on Friday, May 6, 2022

12:00 p.m. (Toronto time)

SPROTT INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the “Meeting”) of Sprott Inc. (the “Corporation”) will be held at 12:00 p.m. (Toronto time) on Friday, May 6, 2022 for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2021 together with the auditors’ report thereon (the “2021 Financial Statements”);

2.	to elect the directors for the ensuing year to hold office until the close of the next annual and special meeting of shareholders of the Corporation;

3.	to re-appoint KPMG LLP as auditors of the Corporation and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

4.	to ratify, confirm and approve an amendment to By-Law No. 1 of the Corporation, as more particularly described in the management information circular (the “Circular”); and

5.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

This year, as a result of the public health impact of COVID-19 and to mitigate risks to the health and safety of our community, shareholders, employees and other stakeholders, we will again hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. We hope that hosting a virtual meeting helps enable greater participation by our shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online and minimizes the health risk that may be associated with large gatherings.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote their shares at the Meeting online at https://web.lumiagm.com/221250484 (password: sprott2022). Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote or submit questions at the Meeting. Please refer to the voting instructions provided in the “Voting of Shares” section of the Circular.

Particulars of the foregoing matters are set forth in the Circular. For the Meeting, the Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the “Notice-and-Access Provisions”) to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2021 Financial Statements and accompanying management’s discussion and analysis (“MD&A”) online rather than making a traditional physical delivery of such materials. Shareholders will still receive a form of proxy or voting instruction form, as the case may be, and a financial statement request form. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon”. The Circular, 2021 Financial Statements, MD&A and other relevant materials are available on the Corporation’s website at https://sprott.com/investor-relations/2022-agm, for a minimum of one year, and under the Corporation’s profile on the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov and on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by calling toll-free at 1-866-600-5869; or by e-mail at TMXEInvestorServices@tmx.com. In order to be certain of receiving such materials in time to vote before the Meeting, the request should be received by TSX Trust Company by April 27, 2022. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is March 17, 2022 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a shareholder and you are not able to attend the Meeting online, please carefully follow the instructions on the form of proxy or voting instruction form. Your form of proxy should be sent in sufficient time so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays in the Province of Ontario). Shareholders that hold their common shares with a financial intermediary will receive a voting instruction form in order to instruct their intermediary how to vote on their behalf. Only shareholders of record as at the close of business on the Record Date will be entitled to notice of the Meeting or any adjournment thereof. The Circular includes important information about the Meeting and the voting process. Please read it carefully and remember to vote.

Questions

If you have any questions about the information contained in this Circular or need assistance in completing your form of proxy or voting instruction form, please contact your professional advisors or you may contact Glen Williams, Managing Director, Investor Relations at 416-943-4394 or email ir@sprott.com.

Dated at Toronto, Ontario as of March 22, 2022.

BY ORDER OF THE BOARD
(signed) “Ron Dewhurst”
Ron Dewhurst
Chair of the Board

TABLE OF CONTENTS

PROXY INSTRUCTIONS	1
MANNER IN WHICH PROXIES WILL BE VOTED	3
VOTING BY BENEFICIAL SHAREHOLDERS	4
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	5
PARTICULARS OF MATTERS TO BE ACTED UPON	5
Financial Statements	5
Election of Directors	5
Appointment of Auditors	13
By-Law Amendment	13
CORPORATE GOVERNANCE	14
BOARD MEETING AND COMPENSATION	22
EXECUTIVE COMPENSATION	27
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	45
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	52
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	52
SHAREHOLDER AND OTHER STAKEHOLDER ENGAGEMENT	53
ADDITIONAL INFORMATION	54
BOARD APPROVAL	54
SCHEDULE "A" - MANDATE OF THE BOARD OF DIRECTORS	A-1
SCHEDULE "B" - AMENDMENT NO.2 TO BY-LAW NO. 1	A-6

SPROTT INC.

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information in this management information circular (the “Circular”) is as of March 17, 2022.

Effective January 1, 2020, the Corporation (as defined below) changed its presentation currency from Canadian dollars to United States dollars to better reflect the Corporation's business. In this Circular, unless otherwise indicated, all dollar amounts are expressed in United States dollars. References to “$” are to United States dollars and references to "CAD$" are to Canadian dollars.

PROXY INSTRUCTIONS

This Circular is furnished in connection with the solicitation of proxies by the management of Sprott Inc. (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held on Friday, May 6, 2022 at 12:00 p.m. (Toronto time) and at any adjournment(s) or postponement(s) thereof, for the purposes set out in the foregoing Notice of Meeting (the “Notice”).

Virtual Only Format

This year, as a result of the public health impact of COVID-19 and to mitigate risks to the health and safety of our community, shareholders, employees and other stakeholders, we will again hold the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at https://web.lumiagm.com/221250484 (password: sprott2022). Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote at the Meeting. It is expected that the solicitation of proxies will be primarily by mail, subject to the use of the Notice-and-Access Provisions (as defined below). Proxies may also be solicited personally by officers and directors of the Corporation (but not for additional compensation). The costs of solicitation will be borne by the Corporation. None of the directors of the Corporation have informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

Notice-and-Access

The Corporation has elected to use the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Meeting materials to its shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators to reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post the relevant meeting materials for a meeting of shareholders online. The Corporation believes this environmentally friendly process will provide shareholders with a convenient way to access the Meeting materials, while allowing the Corporation to lower the costs associated with printing and distributing the Meeting materials. The Meeting materials have been posted on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com under the Corporation’s profile, and on the Corporation’s website at https://sprott.com/investor-relations/2022-agm.

Although the Corporation has elected to use the Notice-and-Access Provisions, both registered shareholders and non-registered shareholders or beneficial holders (“Non-Registered Holders”) will receive a package that will include either a form of proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), among other materials (collectively, the “Printed Materials”). Shareholders may receive multiple packages of these Printed Materials if a shareholder holds their common shares of the Corporation (the "Common Shares") through more than one Intermediary (as defined below), or if a shareholder is both a registered shareholder and a Non-Registered Holder for different shareholdings.

Should a shareholder receive multiple packages, a shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all their Common Shares are voted at the Meeting.

Voting of Shares

Before the Meeting, shareholders of record as of the close of business on March 17, 2022 may vote by completing the form of proxy (registered shareholders) or voting instruction form (non-registered shareholders). Voting by proxy or voting instruction form can be completed via the Internet, or by mail in accordance with the instructions provided in the form of proxy and/or voting instruction form. Non-registered shareholders should carefully follow all instructions provided by their Intermediaries to ensure that their shares are voted at the Meeting.

To be valid, proxies must be submitted to TSX Trust Company so that they arrive no later than 12:00 p.m. (Toronto time) on May 4, 2022 or, if the Meeting is adjourned or postponed, proxies must be deposited by not less than 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) before the time set for any reconvened meeting at which the proxy or instructions are to be used.

Holders of the Common Shares may vote on all matters to come before them at the Meeting online or you can appoint someone to attend the Meeting online and vote your Common Shares for you (called voting by proxy). Holders of Common Shares or duly appointed proxyholders can access the Meeting online by visiting https://web.lumiagm.com/221250484 (password: sprott2022). To participate in the Meeting, you will require the control number included on your form of proxy or on the instructions that accompany your proxy materials. Holders of Common Shares or duly appointed proxyholders may vote electronically during the Meeting. However, even if you plan to attend the Meeting online, the Corporation recommends that you vote your Common Shares in advance, so that your vote will be counted if you later decide not to attend the Meeting. Voting by proxy can be completed electronically, or by returning the proxy card or voting instruction form. If you are attending the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 12:00 p.m. (Toronto time) on May 6, 2022, unless otherwise adjourned or postponed. Online check-in will begin thirty minutes prior to the Meeting. You should allow ample time for the online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please contact Lumi at support-ca@lumiglobal.com (technical support will only be available once online check-in begins) Please log-on to the virtual meeting in advance to ensure that your vote will be counted.

The form of proxy or voting instruction form forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be:

a.	voted FOR or WITHHELD from voting for the directors named in this Circular;

b.	voted FOR or WITHHELD from voting for the re appointment of auditors and authorizing the board of directors of the Corporation (the “ Board ”) to fix their remuneration and terms of engagement; and

c.	voted FOR or AGAINST for or against the By Law Resolution.

The proxy must be signed by the holder of Common Shares or the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.

Appointing a Proxyholder

The persons named in the form of proxy are officers of the Corporation and represent management. Each shareholder has the right to appoint a person other than the persons named in the form of proxy, who need not be a shareholder, to attend and act for him, her or it and on his, her or its behalf at the Meeting online.

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees identified in the form of proxy or voting instruction form as proxyholder. This information also applies to Non-Registered Holders who wish to appoint themselves as proxyholders to be able to vote at the Meeting. Failure to register as the proxyholder will result in the proxyholder attending the Meeting as a guest and not being able to vote on the matters before the Meeting.

Shareholders who wish to appoint themselves or a third party proxyholder to attend and participate at the Meeting as their proxyholder and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder by following the instructions provided by their financial intermediary.

Shareholders who have appointed someone to be in attendance at the meeting need to complete the Request for Control Number form located at https://tsxtrust.com/resource/en/75 and email this form in advance of proxy cut-off (i.e., 12:00 p.m. (Toronto time) May 4, 2022) to tsxtrustproxyvoting@tmx.com. TSX Trust Company will then email the appointee a unique control number that can be used to log into the meeting.

Shareholders may choose to direct how their appointees shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless shareholders instruct otherwise, a third party proxyholder will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the form of proxy or the Circular.

Revocation of Proxies

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. The registered office of the Corporation is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1.

Non-Registered Holders should contact their Intermediary through which they hold their Common Shares and obtain instructions regarding the procedure for revocation of any voting or proxyholder instructions that he, she or it has previously provided to their Intermediary. Revocations must be deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. The registered office of the Corporation is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada, M5J 2J1.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of such direction, such Common Shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As at the date hereof, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to shareholders who do not hold their Common Shares in their own name. Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners (“NOBOs”). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners (“OBOs”).

The Corporation is not sending the Printed Materials directly to NOBOs in connection with the Meeting but rather has delivered copies of the Printed Materials to the Intermediaries for distribution to NOBOs. With respect to OBOs, in accordance with applicable securities law requirements, the Corporation has delivered copies of the Printed Materials to the clearing agencies and Intermediaries for distribution to OBOs. The Corporation intends to pay for Intermediaries to deliver the Printed Materials and Form 54-101F7 - Request for Voting Instructions made by Intermediary to Non-Registered Holders.

In many cases, Common Shares which are beneficially owned by a non-registered shareholder are registered in the name of a financial intermediary. Non-Registered Holders are able to vote at the Meeting by following the steps to appoint themselves as a proxyholder for the shares they hold in non-registered form. Non-Registered Holders that do not appoint themselves or someone else may also attend the Meeting online.

Registered and Non-Registered Holders should carefully follow the instructions on the form of proxy and voting instruction form, including those regarding when and where the form of proxy or voting instruction form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, of which 25,924,836 Common Shares were issued and outstanding as of the Record Date (as defined below).

The close of business on March 17, 2022 has been fixed as the record date (the “Record Date”) for the determination of shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof.

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof. The Corporation will prepare, or cause to be prepared, a list of shareholders (“Shareholders List”) entitled to receive notice of the Meeting not later than 10 days after the Record Date. At the Meeting, the holders of Common Shares shown on the Shareholders List will be entitled to one vote per Common Share shown opposite their names on the Shareholders List.

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the Meeting and for the adjournment of the Meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any Meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 5% of the total number of the issued and outstanding Common Shares for the time being enjoying voting rights at such Meeting.

As of the date hereof, the only persons or companies known by the Corporation to own beneficially, or control or direct, directly or indirectly, more than 10% of the Common Shares are as follows:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed	Percentage of Outstanding Common Shares
Arthur Richards Rule IV (1)	2,687,567	10.37%

Notes:

(1)	Arthur Richards Rule IV, a director of the Corporation, owns 29,916 Common Shares directly, owns or holds 2,647,014 Common Shares indirectly, and exercises direction or control over 50 Common Shares on behalf of Ethan Lewis, 50 Common Shares on behalf of Nicholas Lewis, 34 Common Shares on behalf of Katherine Lewis, 1,500 Common Shares on behalf of the Lewis Family Trust, 6,000 Common Shares on behalf of the Young Marital Trust, and 3,003 Common Shares on behalf of Bonnie Rule. The information provided above is based on information obtained from Mr. Rule's public filing made on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2021, together with the auditors’ report thereon and the annual management’s discussion and analysis, will be presented to the shareholders at the Meeting for their consideration.

2. Election of Directors

The Articles of the Corporation provide that the Board shall consist of a minimum of one and a maximum of ten directors. The Board has the authority to fix the number of directors within these limits. The Board has set the number of directors for election at the Meeting at seven. Each nominee for election as a director is currently a director of the Corporation. The term of each of the Corporation’s present directors expires at the Meeting and each director elected at the Meeting will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the Corporation’s by-laws or governing legislation.

The persons named in the form of proxy intend to vote “for” the election of each of the below-named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any of the nominees named below will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the form of proxy reserve the right to vote for another nominee in their discretion.

Shareholders can vote or withhold from voting on the election of each director on an individual basis. The Board has adopted a policy which requires voting with respect to the election of directors at any meeting of shareholders to be by individual nominee as opposed to by slate of directors, that is, shareholders will be asked to vote in favour of, or withhold from voting, separately for each nominee. See “Corporate Governance - Director Majority Voting Policy” below for information about this policy.

Nominees

The following table sets out key information about our director nominees:

Ronald Dewhurst
Ron Dewhurst is the Chair of the Board of the Corporation and has spent 40 years spread across the investment banking and asset management industries. He has lived approximately half of his career outside his native Australia working in Hong Kong, the United Kingdom and the U.S. Mr. Dewhurst has held leadership roles as Chief Executive Officer of Australian Investment Bank ANZ McCaughan Ltd., Managing Director of Australian asset manager IOOF Holdings Ltd., Head of Americas for J.P. Morgan Asset Management, and Executive Vice President and Head of Global Investment Managers for Legg Mason Inc. based in the U.S. Over the years, Mr. Dewhurst has held a number of board roles including Australian United Investment Company, IOOF Holdings Ltd., Orchard Petroleum Ltd., Rhinomed Ltd., One Vue Holdings, The National Gallery of Victoria and The Breast Cancer Network of Australia.
Age: 69

Victoria, Australia

Director since: 2017

Independent
Key Skills	Board & Committee Membership	2021 Meeting Attendance
✓ Financial Acumen	Board	8 of 9
✓ Leadership
✓ Strategic Planning
✓ Capital Markets	CGC Committee	7 of 7
✓ Organizational Management
	2021 Annual and Special Meeting Results	Percentage of Votes Cast For Nominee
Key Experience	2021	99.041%
✓ Board of Directors
✓ Compensation Committee
✓ Governance/Nominating Committee	Equity Ownership Interest as of December 31, 2021 (1)
✓ Asset Management Industry
✓ Executive	Common Shares	Nil
✓ Investment Banking	DSUs (2)
✓ Private Client/Wealth	Total Value of Securities Held (3)	9,045
✓ US, Australia and Europe	Director Share Ownership Requirement (4)

Other Current Public Issuer Directorships

	Rhinomed Ltd., a medical technology company (ASX)	Since 2014

Graham Birch

Dr. Graham Birch is a corporate director and has spent over 35 years in the mining equity industries, including roles at Panmure Gordon, Kleinwort Benson Securities, Ord Minnett and Mercury Asset Management. Dr. Birch was the Managing Director and Head of the Natural Resources Investment Team at BlackRock in London until 2010. In addition, he has been a non-executive director at ETF Securities, and is currently a non-executive director of Hochschild Mining plc. Dr. Birch has a PhD in Mining Geology from the Royal School of Mines, Imperial College London.

Age: 61

Dorset, UK

Director since: 2019

Independent	Board & Committee Membership	2021 Meeting Attendance
	Board	9 of 9
Key Skills
✓ Financial Acumen
✓ ESG	Audit Committee	4 of 4

Key Experience	2021 Annual and Special Meeting Results	Percentage of Votes Cast For Nominee
✓ Board of Directors	2021	99.553%
✓ Audit Committee	2021
✓ Asset Management Industry
✓ Portfolio Management	Equity Ownership Interest as of December 31, 2021(1)
✓ ETFs/Closed End Funds/Mutual Funds
✓ Europe	Common Shares	Nil

	DSUs(2)	11,580

	Total Value of Securities Held(3)	$522,142

	Director Equity Ownership Requirement(4)	✓ (5)

	Other Public Issuer Directorships

	Hochschild Mining plc., a silver and gold mining company (LSE)	Since 2011

Barbara Connolly Keady
	Barbara Connolly Keady has over 15 years of finance and asset management industry experience and currently serves as Director of Marketing for Ceres Partners, a large agricultural asset manager in the United States. Previously she was a research analyst at Southport Management, a convertible bond hedge fund based in Connecticut. Prior to that, Ms. Keady worked as an associate in the Private Wealth Management group at Morgan Stanley. She started her career at Bankers Trust Company in their fixed income sales department. Ms. Connolly Keady received a B.S. from the McIntire School of Commerce at the University of Virginia and an MBA in Finance from Columbia University. She has served as a Director on the board of Sprott Focus Trust (FUND) since 2015 and was also a Director on the boards of the Sprott Gold Equity Fund, the Sprott Gold Miners ETF, and the Sprott Junior Gold Miners ETF.
Age: 60

Connecticut, United States

Director since: 2021

Independent

Key Skills	Board & Committee Membership	2021 Meeting Attendance
✓ Financial Acumen
✓ Leadership	Board	2 of 2
✓ Marketing
✓ ESG	2021 Annual and Special Meeting Results	Percentage of Votes Cast For Nominee

Key Experience	2021	n/a (5)
✓ Board of Directors
✓ Asset Management Industry	Equity Ownership Interest as of December 31, 2021(1)
✓ Executive
✓ Sales/Marketing	Common Shares	Nil
✓ Private Client/Wealth
✓ US	DSUs(2)	8,181

	Total Value of Securities Held(3)	$368,881

	Director Equity Ownership Requirement(4)	✓ (6)

	Other Public Issuer Directorships

	None

Peter Grosskopf
Peter Grosskopf is the Chief Executive Officer of the Corporation and has more than 30 years of experience in the financial services industry. At Sprott, he is responsible for strategy and managing the firm’s private resource investment businesses. His career includes a long tenure in investment banking, where he managed many strategic and underwriting transactions for companies in a variety of sectors. Prior to joining Sprott, Mr. Grosskopf was President of Cormark Securities Inc. He has a track record of building and growing successful businesses including Newcrest Capital Inc. (as one of its co-founders) which was acquired by the TD Bank Financial Group in 2000. Mr. Grosskopf is a CFA® charterholder and earned an Honours Degree in Business Administration and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.
Age: 56

Ontario, Canada

Director since: 2010

Non-Independent

Key Skills	Board & Committee Membership	2021 Meeting Attendance
✓ Financial Acumem	Board	9 of 9
✓ Leadership
✓ Marketing
✓ Strategic Planning	2021 Annual and Special Meeting	Percentage of Votes Cast For Nominee
✓ Capital Markets	2021	99.460%
✓ Risk Management
✓ Legal/Regulatory
✓ ESG	Equity Ownership Interest as of December 31, 2021 (1)

Key Experience	For full details regarding Mr. Grosskopf’s equity ownership see page 35
✓ Board of Director
✓ Executive	Other Current Public Issuer Directorships
✓ Sales/Marketing
✓ Portfolio Management	Agnico Eagle Mines Limited., a gold mining company (TSX, NYSE)	Since 2022
✓ ETFs/Closed End Funds/Mutual Funds
✓ Private Debt/Equity
✓ Investment Banking
✓ Canada, US and Europe

Sharon Ranson

Age: 64

Ontario, Canada

Director since: 2014

Independent

Key Skills

✓ Financial Acumen

✓ Leadership

✓ Strategic Planning

✓ Capital Markets

✓ ESG

Key Experience

✓ Board of Directors

✓ Audit Committee

✓ Compensation Committee

✓ Governance/Nominating

✓ Asset Management Industry

✓ Executive

✓ Sales/Marketing

✓ Portfolio Management

✓ ETFs/Closed End Funds/Mutual Funds

✓ Investment Banking

✓ Canada

Sharon Ranson is a corporate director and President of The Ranson Group Inc., a company offering executive coaching and consulting services. Ms. Ranson also currently serves as a director of Dorel Industries, Fire and Flower Inc., ICPEI Holdings Inc, and IBI Group Inc. Prior to founding her current business in 2002, Ms. Ranson spent over 20 years in capital markets where she was a top ranked Financial Services Analyst and a senior Portfolio Manager. Ms. Ranson is an FCPA, FCA and holds the ICD.D designation. She graduated from Queen’s University with a Bachelor of Commerce and holds an MBA from York University.

Board & Committee Membership	2021 Meeting Attendance

Board	9 of 9
Audit Committee	4 of 4
CGC Committee	7 of 7

2021 Annual and Special Meeting Results	Percentage of Votes Cast For Nominee
2021	97.598%

Equity Ownership Interest as of December 31, 2021(1)
Common Shares	5,000
DSUs(2)	28,378
Total Value of Securities Held(3)	$1,505,014
Director Equity Ownership Requirement(4)	✓

Other Public Issuer Directorships

Dorel Industries Inc.., a consumer products company (TSX)	Since 2019
ICPEI Holdings Inc., a property and casualty insurance company (TSXV)	Since 2020
Fire & Flower Holdings Corp., a cannabis company (TSX)	Since 2019
IBI Group Inc., an architecture, engineering, planning and technology company (TSX)	Since 2021

Catherine Raw

Age: 40 Hertfordshire, United Kingdom Director since: 2022

Catherine Raw has an extensive background in mining operations and finance, as well as asset management. She was formerly Chief Financial Officer of Barrick Gold Corporation as well as its Chief Operating Officer for North America. Prior to joining Barrick, Ms. Raw was co-manager of BlackRock’s flagship mining funds. She also worked for Anglo American in London and Johannesburg, and as a geological field assistant in Sweden. Ms. Raw holds the Chartered Financial Analyst designation, an undergraduate degree in natural sciences from Cambridge University and an MSc in mineral project appraisal from Imperial College, London.

Independent

Key Skills

✓ Financial Acumen

✓ Leadership

✓ Strategic Planning

✓ Organizational Management

✓ ESG

Key Experience

✓ Asset Management Industry

✓ Executive

✓ Operations

✓ Portfolio Management

✓ ETFs/Closed End Funds/Mutual Funds

✓ Canada, US and Europe

Board & Committee Membership	2021 Meeting Attendance
Board	n/a (7)

2021 Annual and Special Meeting Results	Percentage of Votes Cast For Nominee
2021	n/a (7)

Equity Ownership Interest as of December 31, 2021(1)
Common Shares	Nil
DSUs(2)	7,500
Total Value of Securities Held(3)	$338,175
Director Equity Ownership Requirement(4)	✓ (6)

Other Public Issuer Directorships
None

Arthur Richards Rule IV

Age: 69 California, United States Director since: 2011 Non-Independent

Arthur Richards “Rick” Rule IV is the President of Rule Investment Media and has over 44 years of experience in natural resource investing. Until March 2021, he served as Senior Managing Director of the Corporation and President and CEO of Sprott Asset Management USA Inc. (“SAM USA”). He founded Global Resource Investments, Ltd. (now called Sprott Global Resources Investments, Ltd. (“SGRIL”)), a full service U.S. brokerage firm that specializes in natural resource companies, in 1993, Resource Capital Investment Corp. (“RCIC”), a manager of pooled investment vehicles that invest in natural resource companies, in 1998, and Terra Resource Investment Management (now SAM USA), a registered investment advisor that provides segregated managed accounts, in 2006. At SGRIL, Mr. Rule led a team that features professionals trained in resource related disciplines, such as geology and engineering, who work together to evaluate investment opportunities. Mr. Rule was the co-portfolio manager for the RCIC limited partnerships and also advises some of the SAM USA investment platforms. He is a leading American retail broker specializing in mining, energy, water utilities, forest products and agriculture.

Key Skills	Board & Committee Membership	2021 Meeting Attendance
✓ Financial Acumen	Board	9 of 9
✓ Strategic Planning
✓ Marketing Capital Markets	2021 Annual and Special Meeting Results	Percentage of Votes Cast For Nominee
✓ Risk Management	2021	99.122%
✓ ESG
Key Experience	Equity Ownership Interest as of December 31, 2021(1)
✓ Asset Management Industry	Common Shares	2,687,567
✓ Sales/Marketing	DSUs(2)	Nil
✓ Portfolio Management	Total Value of Securities Held(3)	$121,182,396
✓ Private Debt/Equity	Director Equity Ownership Requirement(4)	✓
✓ Investment Banking
✓ Private Client/Wealth	Other Public Issuer Directorships
✓ Canada, US, Europe and Australia	None

Notes:

(1)	The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, not being within the knowledge of the Corporation, has been obtained from SEDI at www.sedi.ca.

(2)	For further information concerning the Corporation’s DSU Plan (as defined below), see “Director Meeting and Compensation - Deferred Share Unit Plan”.

(3)	Based on the December 31, 2021 New York Stock Exchange (“NYSE”) closing price of $45.09 per Common Share.

(4)	See page 23 for more information on the Corporation’s director share ownership requirements. Directors that are not officers or employees of the Corporation or its subsidiaries have until five years from the date they join the Board or December 31, 2025, whichever is later, to comply with director share ownership requirements.

(5)	Ms. Connolly Keady was appointed as a director effective October 13, 2021

(6)	Under the terms of the director share ownership policy, Ms Keady and Ms. Raw are not yet required to have met the applicable threshold and therefore are considered to be in compliance with the director share ownership policy.

(7)	Ms. Raw was appointed as a director effective January 1, 2022.

Except as noted above, each of the foregoing directors and officers has held the same principal occupation for the previous five years.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director, Chief Executive Officer ("CEO") or Chief Financial Officer (“CFO”) of any company (including the Corporation) that was subject to (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

To the knowledge of the Corporation, no proposed director is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions and Personal Bankruptcies

To the knowledge of the Corporation, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

To the knowledge of the Corporation, no proposed director has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Indemnification

No indemnification under section 136 of the Business Corporations Act (Ontario) (the "Act") was paid or became payable in 2021.

3.        Appointment of Auditors

KPMG LLP was appointed as the Corporation’s auditors effective as of January 1, 2016. Management proposes to re-appoint KPMG LLP, located at Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5, as auditors of the Corporation and to authorize the Board to fix the auditors’ remuneration and terms of engagement.

In the absence of a contrary specification made in the form of proxy, the persons named in the form of proxy intend to vote “for” the re-appointment of KPMG LLP as auditors of the Corporation and to authorize the Board to fix their remuneration and terms of engagement.

At the Corporation’s 2021 annual and special meeting, over 99% of votes were cast in favour of KPMG LLP’s re-appointment as auditor.

4.       By-Law Amendment

At the Meeting, the shareholders of the Corporation will be asked to consider and, if deemed advisable, approve and ratify Amendment No. 2 (the “By-Law Amendment”) to By-Law No. 1 of the Corporation (“By-Law No. 1”), which By-Law Amendment was approved and adopted by the Board, and became effective, on February 1, 2022. However, pursuant to the provisions of the Act, the By-Law Amendment will cease to be effective unless approved, confirmed and ratified by an ordinary resolution at the Meeting.

A summary of the By-Law Amendment is set out below, but is qualified in its entirety by the full text of the By-Law Amendment, attached as Schedule "B" to this Circular.

Effective July 5, 2021, the Act was amended to remove the requirement that 25% of directors of a corporation incorporated under the Act be resident Canadians. Prior to the By-Law Amendment, section 5 of By-Law No. 1 provided that “[a]t least 25% of the directors of the Corporation shall be resident Canadian, but where the Corporation has less than 4 directors, at least one director shall be a resident Canadian” and section 8A(4)(a)(i) of By-Law No. 1 provided that in connection with the advance notice of the nomination of a director of the Corporation, the “Nominating Shareholder” (as defined in By-Law No. 1) needed to, among other things, provide the “status as a ‘resident Canadian’” for each individual that such shareholder proposed to nominate for election as a director. The By-Law Amendment removes the foregoing requirements from By-Law No. 1 in order to maintain consistency with the Act.

Shareholders of the Corporation will be asked to consider and, if deemed advisable, to adopt the following ordinary resolution (the “By-Law Resolution”) ratifying, confirming and approving the By-Law Amendment. By-Law No. 1 otherwise remains in full force and effect.

“NOW THEREFORE BE IT RESOLVED THAT:

1.	Amendment No. 2 to By-Law No. 1 of the Company, attached as Schedule C to the Company’s Management Information Circular dated March 22, 2021 is hereby ratified, confirmed and approved; and

2.	Any officer or director of the Company is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

The Board recommends that shareholders of the Corporation vote to approve the By-Law Amendment. To be effective, the resolution must be approved by a simple majority of the votes cast by shareholders who vote in person or by proxy at the Meeting. In the absence of a contrary specification made in the form of proxy, the persons named in the form of proxy intend to vote “for” the approval and ratification of the By-Law Amendment.

CORPORATE GOVERNANCE

Board of Directors

The Board is currently comprised of eight directors, 75% of whom are independent directors. The following are the Corporation’s independent directors: Ronald Dewhurst, Graham Birch, Barbara Connolly Keady, Sharon Ranson, Catherine Raw, and Rosemary Zigrossi. The following directors are not independent: Peter Grosskopf (who is CEO of the Corporation, CEO of Sprott Capital Partners LP and is a Managing Partner at SRLC); and Arthur Richards Rule IV (who, prior to March 15, 2021, served as President and CEO of Sprott USA, a wholly-owned subsidiary of the Corporation). Ms. Zigrossi is not standing for re-election at the Meeting.

The Chair of the Board is Ronald Dewhurst, an independent director who has served on the Board since January 9, 2017 and as Chair since May 10, 2019. The Chair of the Board is responsible for overseeing the performance by the Board of its duties, communicating periodically with committee chairs regarding the activities of their respective committees, and ensuring the Board functions in a cohesive manner and providing the leadership essential to achieve this.

In late 2021 and early 2022, the Board, through its Corporate Governance and Compensation Committee (the “CGC Committee”), conducted a comprehensive review of Board committee responsibilities and membership. Since 2018, the Board had utilized two standing committees, the CGC Committee and the Audit and Risk Management Committee, which had been appropriate given the generally smaller size of the Board (which consisted of no more than six members since 2018, two of which were generally non-independent) and size and scale of the Corporation’s business. However, in light of the growth of, and changes to the Corporation’s, business in the preceding years, including its assets under management having doubled since the start of 2020, its NYSE listing commencing in June 2020, as well as general governance considerations and the Corporation’s priority areas of focus, the Board recently updated its committee structure to provide for the following three standing committees of the Board:

•	the Audit and Risk Management Committee (the “Audit Committee”);
•	the Governance, Sustainability and Nominating Committee (“GSN Committee”); and
•	the Compensation Committee.

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its three standing committees: the Audit Committee, the GSN Committee and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.

Board Mandate

The Board has adopted a written mandate that acknowledges its responsibility for the stewardship of the business and affairs of the Corporation. The Board reviews and assesses the adequacy of the Board mandate at least annually or otherwise, as it deems appropriate, and makes any necessary changes. A copy of this mandate is attached to this Circular as Schedule “A”.

Position Descriptions

The Board is responsible for: (i) developing position descriptions for the Chair of the Board, the lead director, if applicable, the chair of each Board committee and, together with the CEO of the Corporation, the CEO of the Corporation (which includes delineating management’s responsibilities); (ii) developing and approving the corporate goals and objectives that the CEO of the Corporation is responsible for meeting; and (iii) developing a description of the expectations and responsibilities of the Corporation’s directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

The Board has developed written position descriptions for the Chair, the lead director and the chair of each Board committee. In addition, the Board has developed a written position description for the CEO which delineates the role and responsibilities of such officer. The CEO is specifically charged with the responsibility of managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board.

Board Skills Matrix

At least annually, the Board assesses the level of experience each director has in the various skill areas listed, as well as the overall composition of the Board. This assessment allows for the Board to ensure it can provide appropriate and proper oversight and engage in effective decision-making, in each case with a view in particular to take into account the long-term strategy and ongoing business operations of the Corporation.

Orientation and Continuing Education

The Board is responsible for: (i) ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and (ii) providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current. Each member of the Board is provided with copies of all of the mandates of the Board (and its committees) as well as all governance-related policies of the Corporation. In order to provide members of the Board with a more comprehensive understanding of the operations of the group, each senior portfolio manager and other senior executives are provided with an opportunity to present to the Board at a regularly scheduled meeting. Board members are also encouraged to contact the CEO, the President, the CFO or the General Counsel of the Corporation should they have any specific questions or concerns.

All directors are encouraged to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters as part of the continuing education, in lieu of a formalized program. Each current member of the Board is an experienced director who is aware of his or her responsibility to maintain the skill and knowledge necessary to meet his or her obligations as a director. Directors have the resources to engage outside consultants to review matters on which they feel they require independent advice.

Ethical Business Conduct

The Board has approved policies and procedures (collectively, the “Policies”) designed to ensure that the Corporation operates with the highest ethical and moral standards “best practices”, including the Code of Business Conduct and Ethics (the “Code”) which is available on SEDAR at www.sedar.com and on the Corporation’s website at www.sprott.com/investor-relations/corporate-governance. The Board is ultimately responsible for the implementation and administration of the Code and has designated the General Counsel and Corporate Secretary as well as the CFO of the Corporation for the day-to-day implementation and administration of the Code. The Policies include: (i) a whistleblower policy, to ensure that the Corporation, its subsidiaries, directors, officers and employees comply with all applicable legal and regulatory requirements relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance and other matters pertaining to fraud against the Corporation and its shareholders; and (ii) an insider trading policy, to ensure that the Corporation, its subsidiaries, directors, officers and employees comply with, or do not violate, insider trading obligations or restrictions under applicable securities laws. The directors of the Corporation encourage and promote an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, directors and officers to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical conduct. Sprott Asset Management LP (“SAM”), Sprott Capital Partners LP (“SCP”), SAM USA and SGRIL also have written policies and procedures that establish strict rules for professional conduct and management of conflicts of interest. Where a director or executive officer of the Corporation has a material interest in a transaction or agreement under consideration by the Corporation, such director or executive officer must declare his or her interest and, in the case of a director, recuse himself or herself from deliberations and voting on the matter in compliance with the Act.

Nomination of Directors

In connection with the nomination or appointment of individuals as directors, the Board is responsible for: (i) considering what competencies and skills the Board, as a whole, should possess; (ii) assessing what competencies and skills each existing director possesses; and (iii) considering the appropriate size of the Board, with a view to facilitating effective decision making, all with regard to their Diversity. “Diversity” refers to any characteristic that can be used to differentiate groups and people from one another. Diversity includes, but is not limited to, characteristics such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise. See also “Corporate Governance - Diversity on the Board and in Executive Officer Positions” below. The Board will also consider the advice and input of the GSN Committee.

The GSN Committee is responsible for establishing and recommending to the Board qualification criteria for the selection of new directors to serve on the Board and for implementing a procedure to reasonably identify, with as much advance notice as practicable, impending vacancies on the Board, so as to allow sufficient time for recruitment and introduction of proposed nominees to existing members of the Board. The GSN Committee works with the Chair of the Board to identify and recommend individuals qualified to become Board members, consistent with the Corporation’s Diversity Policy and criteria approved by the Board. See “Corporate Governance - Diversity on the Board and in Executive Officer Positions” below for further details regarding the Corporation’s Diversity Policy. See “Corporate Governance - Governance, Sustainability and Nominating Committee” below for further details regarding the GSN Committee, including its members and responsibilities.

Advance Notice Requirement

The Corporation’s by-laws provide for advance notice of nominations of directors in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a requisition to call a meeting of shareholders made pursuant to the provisions of the Business Corporations Act (Ontario); or (b) a shareholder proposal made pursuant to the provisions of the Act (collectively, the “Advance Notice Requirement”).

Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. In the case of an annual and special meeting of shareholders, notice to the Corporation must be given not less than 30 days prior to the date of the annual and special meeting. In the event that the annual and special meeting is to be held on a date that is less than 50 days after the date that is the earlier of: (i) the date that a notice of meeting is filed; and (ii) the date that the first public announcement of the date of the annual and special meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of shareholders (which is not also an annual and special meeting), notice to the Corporation pursuant to the Advance Notice Requirement must be given not later than the close of business on the 15th day following the notice date. However, if the Corporation relies on the Notice-and-Access Provisions for the delivery of proxy-related materials for an annual general or special meeting and the initial public announcement is not less than 50 days before the date of the meeting, notice must be made not less than 40 days prior to the date of the meeting. The Board may, in its discretion, waive any requirement of the Advance Notice Requirement. A copy of the Corporation’s by-laws is available under its profile on EDGAR at www.sec.gov, on SEDAR at www.sedar.com, and on the Corporation’s website at www.sprott.com/investor-relations/corporate-governance.

Director Majority Voting Policy

On March 25, 2014, the Board adopted a majority voting policy (the “Majority Voting Policy”) effective July 1, 2014 and amended on March 1, 2017 and March 6, 2018. A nominee who does not receive the support of at least a majority of the votes cast at the meeting in his or her favour must immediately tender his or her resignation to the Chair of the Board for the consideration by the GSN Committee of the Board. The GSN Committee shall consider the resignation offer and shall recommend to the Board whether or not to accept it. Unless extenuating circumstances apply, the GSN Committee shall be expected to accept the resignation. The Board shall act on the GSN Committee’s recommendation within 90 days of the date of the shareholders’ meeting at which the election occurred. The Board shall be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board. Following the Board’s decision on the resignation, the Board will promptly disclose, by way of a press release, its decision (together with an explanation of the process by which the decision was made and, if applicable, the reason(s) for rejecting the tendered resignation). The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on the Corporation’s website at www.sprott.com/investor-relations/corporate-governance.

Board Evaluation

The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. These assessments consider, in the case of the Board or a committee thereof, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board. The Chair of the GSN Committee canvasses the directors individually for both self-assessment and assessment of the Board as a whole. Such findings are aggregated and reported to the GSN Committee and the Board, along with any recommendations which may arise.

In respect of 2021, the Corporation conducted internal board evaluations consisting primarily of a comprehensive written questionnaires addressing the effectiveness of the Board, the Chair, the committees and their respective chairs and individual directors (including a self-evaluation and peer review), and discussions between the Chair and each of the directors and select members of senior management focused on Board and committee performance and composition, as well as broader governance topics such as the Corporation’s historical and go-forward approach to governance.

Audit and Risk Management Committee

The Audit Committee is currently comprised of Sharon Ranson (Chair), Graham Birch and Catherine Raw. All members of the Audit Committee are independent and non-executive directors of the Corporation and meet the independence and financial literacy under applicable Canadian and U.S. securities laws, as well as applicable stock exchange rules. See “Particulars of Matters to be Acted Upon - Election of Directors” for a biographical description of each member of the Audit Committee. It is anticipated that Ms. Ranson will be re-appointed Chair of the Audit Committee if she is elected a director and Mr. Birch and Ms. Raw will be appointed members of the Audit Committee if they are elected as directors.

The Audit Committee maintains responsibility for identification, monitoring and evaluation of transactions involving related parties of the Corporation.

For further information regarding the Audit Committee, see the section entitled “Audit and Risk Management Committee Information” in the Corporation’s Annual Information Form for the financial year ended December 31, 2021 (the “AIF”) as well as Appendix A to the AIF (collectively, the “AIF Audit Committee Disclosure”). The AIF Audit Committee Disclosure is incorporated by reference into, and forms an integral part of, this Circular. The AIF is available on SEDAR at www.sedar.com and as part of the Corporation’s Form 40-F for the year ended December 31, 2021 which is available on EDGAR at www.sec.gov. The Corporation will, upon request at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Attention: Chief Financial Officer, promptly provide a copy of the AIF free of charge to any securityholder of the Corporation.

Governance, Sustainability and Nominating Committee

The GSN Committee is comprised of Graham Birch (Chair), Barbara Keady and Sharon Ranson, all of whom are independent directors within the meaning of applicable Canadian and U.S. securities laws, as well as applicable stock exchange rules. It is anticipated that Mr. Birch will be re-appointed Chair of GSN Committee if he is elected a director and Ms. Keady and Ms. Ranson will be appointed members of the GSN Committee if they are elected as directors.

The overall purpose of the GSN Committee is to assist the Board: (i) in maintaining high standards of corporate governance by developing, recommending and monitoring effective guidelines and procedures applicable to the Corporation; (ii) adopting policies and management systems related to the Corporation’s approach to sustainability that are relevant to its long-term viability, including those areas deemed to be material to the Corporation across a comprehensive set of environmental, social and governance factors; and (iii) by establishing the process for identifying, recruiting, appointing and/or providing ongoing development for directors of the Corporation.

Corporate governance and nominating responsibilities include reviewing the mandates of the Board and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; recommending new candidates for Board membership, making recommendations to the Board regarding the size and composition of the Board and qualification criteria for the selection of new Board members and ensuring that appropriate orientation and education programs are available for new Board members; reviewing annually the membership and chairs of all committees of the Board; and reviewing annually and recommending retainers and fees paid to Board members.

Sustainability responsibilities include periodically reviewing and recommending to the members of the Board for approval significant policies and management systems with respect to matters of sustainability that are relevant to the long-term viability of the Corporation, including those areas deemed to be material to the Corporation across a comprehensive set of environmental, social and governance factors, overseeing the implementation of, and, as appropriate, recommending to the Board changes to, such policies and management systems; and monitoring the Corporation’s compliance with such policies and management system, overseeing the Corporation’s general strategy, policies, resources and initiatives relating to sustainability matters and recommending and reviewing the Corporation's sustainability goals, targets, risk management and frameworks as well as reviewing and approving, as appropriate, draft reports, plans, metrics and other disclosures to stakeholders, reviewing the risks, strengths and opportunities related to sustainability, including insurable risks, as well as potential, climate-related impacts to the Corporation and its operating environment, and reviewing and approving those portions of the Corporation’s disclosure documents containing significant information relating to matters within the GSN Committee’s mandate.

Compensation Committee

The Compensation Committee is comprised of Catherine Raw (Chair), Barbara Keady and Ron Dewhurst, all of whom are independent directors within the meaning of applicable Canadian and U.S. securities laws, as well as applicable stock exchange rules. It is anticipated that Ms. Raw will be re-appointed Chair of Compensation Committee if she is elected a director and Ms. Keady and Mr. Dewhurst will be appointed members of the Compensation Committee if they are elected as directors. All members of the Compensation Committee have direct experience that is relevant in their responsibilities in executive compensation.

The overall purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in relation to human resources and compensation by developing, monitoring and assessing the Corporation’s approach to the development and succession of key executives and the compensation of its directors, senior management and employees.

Compensation committee responsibilities include recommending to the Board candidates for CEO, President and all other senior management positions and approving the terms of their appointment and termination or retirement; reviewing succession planning programs for the CEO, President and all other senior management and specific career planning for potential successors; reviewing, in consultation with the Chair of the Board, and recommending to the Board for approval, the remuneration of the Corporation’s CEO and other senior executive officers; reviewing and recommending to the Board for approval, on an annual basis, the corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; reviewing and, if advisable, approving compensation for any newly hired individual whose total annual compensation (including salary, bonus and any other incentive compensation) exceeds $1 million; and determining (or delegating the authority to determine) and recommending to the Board for approval awards of options under the corporation’s option plan (the “Option Plan”) as well as awards under the employees profit sharing plan (“EPSP”) and employment incentives program (“EIP”), respectively. See also “Executive Compensation - Compensation Discussion and Analysis - Executive Compensation Governance Compensation Process”.

Director Term Limits and Other Mechanisms of Board Renewal

Three of the eight current directors were elected or appointed within the past one to four years. The Corporation has not adopted term limits for members of the Board, but facilitates Board renewal by reviewing and evaluating the performance and independence of directors and committees annually and seeks to foster a balance between new perspectives and the experience of seasoned Board members. The Corporation believes a policy imposing a term limit or an arbitrary retirement age would discount the value of experience and unnecessarily deprive the Corporation of the contribution by directors who have developed a deep knowledge of the Corporation over time.

Diversity on the Board and in Executive Officer Positions

The Board has adopted a written diversity policy (the “Diversity Policy”), which recognizes the Corporation’s commitment to a merit-based system for the composition of its Board and senior management, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination.

The Corporation recognizes and embraces the benefits of having diversity on the Board and in senior management. Diversity is important to ensure that members of the Board and senior management possess the necessary range of perspectives, experience and expertise required to achieve the Corporation’s objectives and deliver for its stakeholders. The Corporation believes that diversity mitigates the risk of group think, ensures that the Corporation has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation.

It is an objective of the Diversity Policy that diversity be considered in determining the optimal composition of the Board. In reviewing Board composition and identifying suitable candidates for Board appointment or nomination for election to the Board, candidates will be selected based on merit and against objective criteria. Accordingly, the Corporation does not have a formal target regarding women on the Board, but due regard will be given within the appointment or nomination process to the benefits of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the appropriate competencies and skills can play in contributing to diversity of perspective in the boardroom. Although the Corporation does not have a formal target regarding women on the Board, the selection process for new Board nominees involves ensuring at least one female candidate is included on the short-list identifying potential Board nominees. If, at the end of the selection process, no female candidates are selected, the Board must be satisfied that there are objective reasons to support this determination.

Currently, the Board includes four female members, representing 50% of the board.

It is also an objective of the Corporation’s diversity policy that diversity be considered in connection with succession planning and the appointment of members of the Corporation’s senior management. The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the appropriate competencies and skills can play in contributing to diversity of perspective in senior management positions. The Corporation does not have a formal target regarding women in executive positions because the Board does not believe that targets necessarily result in the identification or selection of the best candidates. However, in order to promote the specific objective of gender diversity in senior management, the Corporation (i) continues to implement policies which address impediments to gender diversity in the workplace and review their availability and utilization; (ii) proactively identifies high-potential women for leadership training programs and encourages them to apply for more senior roles; (iii) has developed flexible scheduling programs and other family friendly policies for mid-career women to assist with recruitment and retention; (iv) regularly reviews the proportion (in percentage terms) of persons at all levels of the Corporation who are women; (v) monitors effectiveness of, and continues to expand on, existing initiatives designed to identify, support and develop talented women with senior management potential; and (vi) continues to identify new ways to entrench diversity as a cultural priority across the Corporation.

Female representation in senior management at the Corporation includes the CFO of SAM, SRLC and SCP, the CCO of SCP, the CCO of SAM, the Chief Investment Officer of SAM, the Chief Talent Officer of the Corporation, the Managing Partner of Sprott Resource Streaming and Royalty, the Chief Marketing Officer of the Corporation and the Head Trader of SAM, representing approximately 27% of senior management. Other senior positions are also occupied by members of visible minorities.

BOARD MEETINGS AND COMPENSATION

The Board meets regularly to review the activities and financial results of the Corporation and as necessary to review and consider significant impending actions of the Corporation. The Board met formally nine (9) times in 2021. The attendance record of each director for all Board and committee meetings held during the financial year ended December 31, 2021 is set out in the director nominee information table above.

As required under the Corporation’s corporate governance guidelines, the Board meets separately at each of its meetings without any non-director members of management present. Likewise, each committee meets separately without any non-director management present at each meeting of the committee. The Corporation’s independent directors also meet separately at each of the Board's meetings without any non-independent directors or members of management present. The Chair of the Board leads such sessions. If the Chair is not present at such session, one of the other independent directors is chosen by the directors present at the session to preside as chair.

Director Compensation Table

The following table shows all compensation (before taxes and other statutory withholdings) provided to the directors of the Corporation (other than the directors who were also Named Executive Officers (“NEOs”) and for whom information is shown in the tables for NEOs below) for the year ended December 31, 2021.

Name(1)	Fees Earned ($)(2)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Pension value ($)	Total ($)
Ronald Dewhurst	240,000	—	—	—	—	—	240,000
Sharon Ranson	150,000	—	—	—	—	—	150,000
Graham Birch	55,000	55,000	—	—	—	—	110,000
Rosemary Zigrossi	110,000	—	—	—	—	—	110,000
Barbara Connolly Keady(3)	—	347,510	—	—	—	—	347,510
Arthur Richards Rule IV(4)	—	—	—	373,096 (5)	551,603 (6)	—	924,699

Notes:

(1)	Peter Grosskopf, CEO of the Corporation and CEO of SRLC, is also a director of the Corporation. Mr. Grosskopf’s compensation in respect of the Corporation is fully disclosed in the Summary Compensation Table below with respect to the compensation of NEOs. Mr. Grosskopf did not receive any additional compensation from the Corporation for services as a director of the Corporation.

(2)	As noted below, in year 2021 each eligible director had the right, but not the obligation, to elect once each calendar year to receive all or a portion of such director’s annual retainer for the immediately succeeding year in the form of DSUs. Mr. Birch elected to receive 50% of his directors fees earned for the year ended December 31, 2021 in the form of DSUs. Ms. Keady elected to receive 100% of her directors fees earned for the year ended December 31, 2021 in the form of DSUs. Mr. Dewhurst, Ms. Ranson and Ms. Zigrossi each elected to receive all of their director fees earned for the year ended December 31, 2021 in cash. A portion of the director fees earned in DSUs during the year ended December 31, 2021 were granted on January 15, 2022.

(3)	As part of her appointment to the Board Ms. Keady received $317,972 in DSUs which vest over three years.

(4)	Mr. Rule waived any compensation for his role as a director in 2021. In addition, please see notes 5 and 6 below.

(5)	This figure represents the amount Mr. Rule earned by way of participation in the Carry Plan (as defined below).

(6)	This figure is comprised of amounts received by Mr. Rule for (i) salary, commissions, and pension payments prior to March 15, 2021, the date on which Mr. Rule ceased to be an employee of the Sprott Group (as defined below), and (ii) sub-advisory and referral fees paid by RCIC and SAM USA to Mr. Rule or his affiliates on and after March 15, 2021,

Fees and Retainers

In the summer of 2021, the Board, through the CGC Committee, engaged independent compensation consultant, Meridian Compensation Partners (“Meridian”), to conduct a review of, and to provide recommendations in respect of, the Corporation’s director compensation program for 2022 and going forward. The CGC Committee and Board believed a comprehensive review was necessary in light of the growth of, and changes to the Corporation’s, business in the preceding years including its assets under management having doubled since the start of 2020, its NYSE listing commencing in June 2020 and its continued focus highly-differentiated precious metals and real assets investment strategies which in recent years have been expanded to include adjacent mineral assets such as uranium and a broader focus on private resource investments such as streams and royalties. In particular, as part of such review, the CGC Committee and Board were focused on a director compensation program for independent directors designed to:

a.	attract and retain directors with the necessary skills, perspectives, experience and expertise, which is particularly important to the Corporation given its unique and highly-differentiated precious metals and real assets investment strategies;

b.	be commensurate with the responsibilities, commitments and risks that accompany membership on the Corporation’s board; and

c.	ensure alignment of director interests with those of shareholders, including meaningful and appropriate equity ownership interest in the Corporation.

Meridian’s review and recommendations included the identification of an appropriate peer group, which was generally based on the following criteria:

a.	autonomous, publicly traded companies;

b.	relative size; and

c.	certain key financial indicators.

The peer group identified for the purposes of the Corporation’s director compensation program was comprised of:

AGF Management Limited Altius Minerals Corporation Artisan Partners Asset Management Inc. Canaccord Genuity Group Inc. CI Financial Corp.	Dundee Corporation Evercore Inc. Fiera Capital Corporation GAMCO Investors, Inc. Guardian Capital Group Limited IGM Financial Inc.	Lazard Ltd. Maverix Metals Inc. Onex Corporation RF Capital Group Inc. Sculptor Capital Management Inc.

Meridian’s recommendations, which were adopted by the CGC Committee and the Board, target total board compensation that is generally at the mid-point of its peer group.

As a result of the review and recommendations, for 2022, the compensation payable to independent directors for serving as directors of the Corporation will be as follows:

Annual Retainer(1)	Fees Earned
Board Members
Independent Director	$135,000
Board Chair	$240,000
Additional Retainer for Committee Positions
Committee Chairs	$40,000
Expenses
Reimbursement for out-of-pocket expenses for attending Board or committee meetings in person

Notes:

(1) Mr. Rule has waived any compensation for his role as a director in 2022

The Compensation Committee and the Board are confident that this updated director compensation program will achieve its objective of attracting and retaining directors with the necessary skills, perspectives, experience and expertise to allow the Corporation to continue to grow its very specialized business.

Director Share Ownership Policy

Directors of the Corporation that are not officers or employees are expected to hold Common Shares or deferred share units (“DSU”) (which track the value of the Common Shares) valued at least three times the annual retainer ($405,000) within five years of joining the Board or December 31, 2025, whichever is later. To determine compliance, the value of Common Shares or DSUs is assessed at the higher of (i) the original Common Share purchase price or DSU issuance price, and (ii) the market value of the Common Shares or DSUs. All applicable directors are in compliance with these requirements. See the director nominee information table beginning on page 6 for the Common Share and DSUs held by each director nominee. Nominees, other than the recently appointed Ms. Keady and Ms. Raw, are in compliance with the director share ownership policy. Ms Keady and Ms. Raw are not yet required to have met the applicable threshold and therefore are also considered to be in compliance with the director share ownership policy.

See page 33 for information about the Corporation’s anti-hedging policy, which addresses certain transactions that could reduce the risk of Common Share ownership.

Deferred Share Unit Plan

The Corporation has established the deferred share unit plan (the “DSU Plan”) for the independent directors of the Corporation. The purpose of the DSU Plan is to advance the interests of the Corporation by: (i) providing additional incentives to eligible directors, as determined by the Board, by aligning their interests with those of the Corporation’s shareholders; and (ii) promoting the success of the Corporation’s business.

The Board designates the number of DSUs granted. The issue price for each DSU is the Market Price of the Common Shares calculated as of the date of the award. “Market Price” for the purpose of the DSU Plan means the volume-weighted average price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the five trading days immediately preceding the relevant date. In the event that the Common Shares are not then listed and posted for trading on any exchange, the Market Price in respect thereof is the fair market value of the Common Shares as determined by the reasonable application by the Board of a reasonable valuation method.

Each eligible director shall have the right, but not the obligation, to elect once each calendar year to receive 100%, 75%, 50% or 25% of such director’s annual retainer for the immediately succeeding year in the form of DSUs. If an eligible director does not make an election for all or part of a year, all of such director’s annual retainer for the year is paid in cash. Given the current equity ownership of the Corporation’s directors, the Board does not impose a minimum amount of the retainer to be taken in DSUs, as it believes the current directors are appropriately aligned with the interests of shareholders in this regard. Furthermore, each director currently meets their share ownership requirement.

A participant’s account is credited with dividend equivalents in the form of additional DSUs on each dividend payment date in respect of which ordinary course cash dividends are paid on the Common Shares. All DSUs awarded pursuant to the DSU Plan are settled in cash. Participants are entitled to payment when he or she ceases to be an eligible director of the Corporation.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each director (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) outstanding at December 31, 2021, including awards granted before the year ended December 31, 2021. During the year ended December 31, 2021, the directors were, in aggregate, granted 7,500 DSUs, earned 2,175 DSUs in director fees and were granted no option-based awards. The directors, in aggregate, earned 1,497 DSUs in dividend income during the year ended December 31, 2021 from prior DSU grants.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid or distributed ($)(2)
Ronald Dewhurst	—	—	—	—	—	—	407,839
Sharon Ranson	—	—	—	—	—	—	1,279,564
Graham Birch(3)	—	—	—	—	2,500	112,725	409,417
Rosemary Zigrossi	—	—	—	—	—	—	649,927
Barbara Connolly Keady(4)	—	—	—	—	7,500	338,175	30,706
Arthur Richards Rule IV	—	—	—	—	—	—	—

Notes:

(1)	Based on the December 31, 2021 NYSE closing price of $45.09 per Common Share.

(2)	Valued as at December 31, 2021. Although DSUs vest immediately upon being awarded, they cannot be paid out until 30 days following the date on which an independent director ceases to be independent of the Corporation, as determined in accordance with Section 1.4 of National Instrument 52-110 – Audit Committees.

(3)	Includes $16,413 in DSUs earned in director fees in respect of the year ended December 31, 2021 but not granted until January 15, 2022.

(4)	Includes $28,813 in DSUs earned in director fees in respect of the year ended December 31, 2021 but not granted until January 15, 2022.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each of the Corporation’s directors (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) for the financial year ended December 31, 2021.

Name	Option-based awards - value vested during the year ($)	Share-based awards - value vested during the year ($)	Non-equity incentive plan compensation - value earned during the year ($)
Ronald Dewhurst (1)	—	8,804	—
Sharon Ranson (2)	—	27,550	—
Graham Birch (3)	—	120,980	—
Rosemary Zigrossi (4)	—	14,023	—
Barbara Connolly Keady (5)	—	26,048	—
Arthur Richards Rule IV (6)	—	—	—

Notes:

(1)	Includes $8,804 of DSUs earned in dividend income during the year ended December 31, 2021 from prior DSU grants.

(2)	Includes $27,550 of DSUs earned in dividend income during the year ended December 31, 2021 from prior DSU grants.

(3)	Includes $55,635 of DSUs in special grants, $10,345 of DSUs earned in dividend income during the year ended December 31, 2021 from prior DSU grants and $55,000 in director fees during the year ended December 31, 2021. A portion of the director fees earned in DSUs during the year ended December 31, 2021 were granted on January 15, 2022.

(4)	Includes $14,023 of DSUs earned in dividend income during the year ended December 31, 2021 from prior DSU grants.

(5)	Includes $1,917 of DSUs earned in dividend income during the year ended December 31, 2021 from prior DSU grants and $24,110 in director fees during the year ended December 31, 2021. All of the director fees earned in DSUs during the year ended December 31, 2021 were granted on January 15, 2022.

(6)	Mr. Rule has waived any compensation for his role as a director in 2022

Options Exercised and Value Realized During the Year

None of the Corporation’s directors (other than the directors who were also NEOs and for whom the identical information is shown on the comparable table for NEOs set out below) held any options during the financial year ended December 31, 2021.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

The following is an overview of our executive compensation policy and programs, and focuses on the following five named executive officers, or NEOs, of the Corporation and its subsidiaries for the year ended December 31, 2021:

Executive	Position
Peter Grosskopf	Senior Managing Director, Chief Executive Officer of the Corporation and Managing Director of Sprott Resource Lending
Kevin Hibbert	Senior Managing Director, Chief Financial Officer of the Corporation and Co-Head of the Enterprise Shared Services Group
Whitney George	President of the Corporation and Chairman of Sprott U.S. Holdings
John Ciampaglia	Senior Managing Director, Chief Executive Officer of Sprott Asset Management
Arthur Einav	Senior Managing Director, General Counsel of the Corporation and Co-Head of the Enterprise Shared Services Group

Objectives of the Corporation’s Compensation Programs

The Corporation has a number of diverse business activities, in each case, with distinct talent pools from which we hire. In order to ensure our compensation programs can attract, retain and motivate the best professionals in the marketplace, our compensation programs are tailored to the individual business units we operate; we have deliberately not adopted a “one size fits all” approach to compensation across our various divisions.

For each of our business units, we approach compensation as follows:

•	As the Corporation has grown, we have developed a core team of professionals who provide services to some or all of the operating entities within the Sprott Group (as defined below). These “shared services” employees are rewarded by reference to the overall success of the Corporation, with a focus on their individual contributions and the external competitive environment.

•	SAM’s strategy has been to selectively hire “best in class” portfolio managers and analysts supported by sales, trading, operations, finance and compliance personnel. We seek to align the interests of our key personnel, including the CEO of SAM, with those of the investors in the investment funds that SAM manages and, in turn, the shareholders of the Corporation. SAM’s portfolio managers earn variable compensation as part of Pool 1.

•	In the Lending and Streaming business units we seek to align the interests of our key personnel with those of the investors in the funds that Lending and Streaming manages with our portfolio managers earning variable compensation as part of Pool 1.

•	SCP is engaged in two lines of business: (1) a merchant banking and investment banking business; and (2) investment management and administrative services to high net worth individuals and institutions. Employees of SCP engaged in merchant and investment banking are compensated primarily via a percentage of the commissions and advisory fees generated from corporate finance and advisory mandates completed. Employees of SCP engaged in investment management and administrative services are primarily compensated via a percentage of the commissions on the sale and purchase of securities on behalf of their clients. Additional variable compensation may be earned based on overall results of SCP.

•	At SGRIL and SAM USA, investment advisors are compensated primarily via a percentage of the commissions generated from the sale and purchase of securities on behalf of their clients, a fee based on the client assets they manage and a percentage of the commissions and advisory fees generated from corporate finance and advisory mandates completed. They may earn additional variable compensation based on overall corporate results.

•	At RCIC, variable compensation for senior investment employees is largely related to the earnings and performance of the funds that they manage, thereby closely aligning investment management’s interests with those of the investors in the investment funds that RCIC manages and, in turn, the shareholders of the Corporation.

Within our core competencies, we compete for a broad range of talent across the investment management, private equity and investment banking industries. As a result, we continuously review our compensation practices to ensure we provide competitive compensation for all employees, including the NEOs. Given competition to attract and retain high performing executives and professionals in the financial services industry is intense, the amount of total compensation paid to our executives must be considered in light of competitive compensation levels. When hiring new employees, compensation packages are structured so as to attract and retain such personnel. Compensation is tailored to the particular circumstances.

We aim to pay competitive salaries but, in most cases, place a significant emphasis on variable compensation in order to align executive compensation with the financial performance of the Corporation and with long-term shareholder returns. In 2011, we implemented a deferred compensation element through the introduction of the EPSP (currently for Canadian employees) and the EIP (currently for U.S. employees). See “Securities Authorized for Issuance Under Equity Compensation Plans”.

In 2017, a new compensation program (the “2017-2021 Compensation Program”) was designed to address two key objectives: (i) the transition of share ownership from the founder, Eric Sprott, to the next generation of management and leaders tasked with driving the Corporation forward; and (ii) to better align executive and key employee interest with those of our shareholders on a more meaningful basis. As part of the implementation process new employment agreements were entered into with certain senior executives and key employees (collectively, the “LTIP Participants”).

As described in detail below, a key component of the 2017-2021 Compensation Program was a one-time grant of Common Shares through the EPSP (for Canadian participants) and RSUs through the EIP (for U.S. participants) with a vesting period of five years, with 15% vesting on August 31, 2017 and 21.25% for each year thereafter through to December 31, 2021, and the vesting of each annual tranche being conditional upon the achievement by the Corporation of a performance threshold as determined by the Board for the relevant fiscal year.

In late 2021 and early 2022, the Board, through the CGC Committee, engaged Meridian to conduct a review of, and to provide recommendations in respect of the design of the Corporation’s annual incentive plan (“AIP”) and long-term incentive plan (“LTIP”). As discussed in “Board Meetings and Compensation – Fees and Retainers” above, the CGC Committee and Board believed a comprehensive review was necessary in light of the growth of, and changes to, the Corporation’s business. Meridian reviewed the Corporation’s AIP and LTIP programs (the "2022 Compensation Program") against market peers to evaluate market practices with respect to types of pay vehicles utilized, incentive compensation program designs, performance metrics and pay mix. The peer group identified for the purposes of the review was comprised of:

Artisan Partners Asset Management Inc.	Canaccord Genuity Group Inc.	Evercore Inc.
Lazard Ltd.	Onex Corporation	Sculptor Capital Management Inc.

Elements of Compensation

The key elements of the compensation arrangements of our executive officers, investment professionals and other key employees are set out below.

The Corporation’s compensation structure has, in the past, followed the tradition of a competitive base salary and greater participation in the profits of the Corporation primarily through cash bonuses as well as participation in the Option Plan, EPSP or EIP. There were a few exceptions to that model for certain key hires. In those exceptional circumstances and in order to attract them to the Corporation, compensation levels were guaranteed for a specified period (not to exceed two years). Those compensation structures were reviewed at the end of the specified periods and converted to the general corporate policy of competitive base pay and variable pay dependent upon long-term financial and personal performance.

Our compensation practices continue to produce a mix of pay reflecting the objectives of our shareholders that management be compensated more towards variable at-risk pay and long-term stock incentives.

Base Salary and Benefits

The base salary is the fixed portion of each NEO’s total compensation. It is designed to provide income certainty. In determining the base level of compensation for the Corporation’s executives, weight is placed on the following factors: the particular responsibilities related to the position, salaries or fees paid by companies of similar size in the industry, level of experience of the executive and overall performance, and the time which the executive is required to devote to the Corporation in fulfilling his or her responsibilities.

In addition to the base salary, we provide all employees with a benefits program that includes medical, dental, life insurance and other benefits. We believe that providing this type of program is a necessary part of our overall compensation structure to attract and retain employees in the competitive environment for professional talent. We do not provide any other perquisites to our NEOs, nor do we have any pension or other post-retirement plans.

Cash Bonus and Other Variable Compensation

As part of the 2017-2021 Compensation Program, the LTIP Participants, other than Mr. Grosskopf, agreed to receive cash bonus compensation only for extraordinary personal performance or Corporation results in exchange for a one-time Equity Grant (as defined below) under the EPSP or EIP, as applicable. In lieu of the one-time Equity Grant, Mr. Grosskopf’s existing performance-based options were also amended to align their vesting provisions with those of the Equity Grants. See “Elements of Compensation - Equity Incentives” below. In 2019, the Board determined that Mr. Grosskopf’s compensation should be further aligned with the LTIP Participants and therefore removed his cash bonus compensation in consideration for a grant of 50,000 Common Shares, with the same vesting provisions as those of the Equity Grants. In order to further align the Corporation’s business with the interest of our shareholders, we removed the discretionary bonus compensation program for all other employees. All employees, including the LTIP Participants were in one of three pools:

•	Pool 1 employees are capital allocators and their support staff. These employees are now paid a quarterly cash incentive based on a pre-set percentage of the net revenues or EBIT (as defined below) they generate within their segment. This incentive pool is reduced by any base salary earned during the applicable period for such incentive pool and the value of Common Shares received under the LTIP program that vested during the applicable period for such incentive pool. This incentive pool was designed to motivate Pool 1 employees to allocate capital in the most optimal way that maximizes shareholder benefits while mitigating operating risks.

•	Pool 2 employees include the CEO, President and enterprise shared service executives. These employees are now paid from a cash incentive pool derived from a portion of the income generated above an annual EBIT margin target. Should there be a failure to achieve such EBIT margin target, the cash incentive pool to draw upon will be zero and result in no bonus payment to the Pool 2 employees, including the CEO. This incentive pool was designed to strike an appropriate balance between motivating these employees with variable compensation incentives and ensuring their independence and objectivity while carrying out their monitoring and oversight mandates over company business operations.

•	Pool 3 employees are all other employees. As part of the transition to non-discretionary cash incentive payouts, these employees now receive an average cash bonus of 10% of their base salary. Individual bonus payments are calculated based on an overall assessment by senior management of the individual’s performance and absolute and/or relative contribution. In all cases, each employee is considered separately, taking into account personal performance, relative ranking among peers (both internally and with reference to external information, where available and appropriate) and base salary. These incentives are designed to motivate employees to achieve personal business objectives, to be accountable for their relative contribution to the Corporation’s performance, as well as to attract and retain quality personnel.

The 2022 Compensation Program follows a largely similar approach to the 2017-2021 Compensation Program with certain LTIP Participants agreeing to receive cash bonus compensation only for extraordinary personal performance or Corporation results in exchange for a one-time equity grant under the EPSP or EIP, as applicable. Additional changes include (i) a portion of Pool 1’s cash incentive pool being determined based on the attainment of both corporate and personal goals and objectives set for the senior executives participating in Pool 1, and (ii) a portion of Pool 2’s cash incentive pool being determined based on the attainment of both corporate and personal goals and objectives set for the CEO and senior executives.

Equity Incentives

We intend to continue to structure our compensation programs to attract, retain and motivate executives and investment professionals of the highest level of quality and effectiveness. We are focused on rewarding the types of performance that increase long-term shareholder value, including growing our assets under management, retaining investors in the Sprott funds, developing new investor relationships, improving operational efficiency and managing risks. In order to improve our ability to retain talent and to further align the interest of employees and those of our shareholders, as noted above, the Corporation established the Option Plan, to attract, retain and motivate our employees while aligning their interests with that of our shareholders. Grants of options pursuant to the Option Plan are approved by the Board upon the recommendation of the GSN Committee. See “Securities Authorized for Issuance Under Equity Compensation Plans - Equity Compensation Plan Information as at December 31, 2021 - Option Plan”. In 2011, we introduced the EPSP and EIP whereby a portion of the bonus allocated to certain employees are paid by way of Common Shares or other forms of equity compensation such as restricted share units (“RSUs”). The Common Shares are either purchased in the open market or issued from treasury in the case of the EIP and are available to the relevant employees over a specified vesting period. When considering grants pursuant to the EPSP and the EIP, an appropriate portion of the bonus is allocated to equity compensation to incentivize and to better align the interests of the employees with those of the shareholders.

Long-Term Incentive Program

The LTIP provides the key employees with an opportunity to receive variable compensation contingent on the Corporation’s long-term performance.

The objective of the LTIP is align the interests of NEOs, executives and senior leaders with the interests of the Corporation’s shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent. The following is a summary of certain key features of the 2017-2021 Compensation Program’s LTIP:

2017-2021 Compensation Program LTIP Key Features
Vesting	Five years
Performance Condition	“Dynamic” performance conditions (targets set annually) and non-cumulative corporate and individual targets set annually
Forfeiture Risk	High (multiple forfeiture triggers)

LTIP Participants agreed to receive cash bonus compensation only for extraordinary personal performance or Corporation results in exchange for a one-time grant of Common Shares through the EPSP (for Canadian participants) and RSUs through the EIP (for U.S. participants) (the “Equity Grant”). The LTIP Participants were only awarded cash incentives in the event of “extraordinary performance” that was meaningful to the Corporation as assessed by the CEO in partnership with the CGC Committee. The Equity Grant had a vesting period of five years, with 15% of the Equity Grant vesting on August 31, 2017 and 21.25% for each year thereafter through to December 31, 2021. Vesting of each annual tranche was conditional upon the achievement by the Corporation of a performance threshold as determined by the Board for the relevant fiscal year (the “Performance Threshold”) and achievement by the employee of certain performance milestones for the relevant fiscal year (the “Performance Milestones”) as established by the Board with respect to the CEO and by the CEO with respect to the other LTIP Participants. The Performance Thresholds for 2018, 2019, 2020 and 2021 were determined by the Board to have been achieved. The Performance Threshold for fiscal 2021 was set at a 35% earnings before interest and taxes (“EBIT”) margin. Dividends on granted Common Shares or RSUs, as applicable, accrued to the applicable LTIP Participants commencing on the grant date. In the case of Mr. Grosskopf, in lieu of an Equity Grant, his existing performance-based options were amended so that vesting of such options is similarly subject to a Performance Threshold and Performance Milestones. See “Employment Agreements, Termination and Change of Control Benefits”. Participation in the 2017-2021 Compensation Program was conditional upon the execution and delivery of a new employment agreement between the relevant Sprott entity and the applicable participating executive or key employee. See “Executive Compensation - Employment Agreements, Termination and Change of Control Benefits”.

The 2022 Compensation Program similarly involves certain LTIP Participants agreeing to receive cash bonus compensation only for extraordinary personal performance or Corporation results in exchange for a one-time grant of Common Shares through the EPSP (for Canadian participants) and RSUs through the EIP (for U.S. participants), however such grants have a vesting period of three years, with one-third vested each year through to December 31, 2024 and include only Performance Thresholds (and no Performance Milestones).

The Corporation believes these incentive arrangements have better motivated, and will continue to better motivate, executives to achieve long-term sustainable business results, align their interests with those of the shareholders, attract and retain executives and make our executives partners and owners of the Corporation over time. For further details concerning the compensation paid to the NEOs, see the “Summary Compensation Table”.

Executive Compensation Governance

GSN Committee

The GSN Committee periodically reviews and approves our compensation policies and practices. For further information concerning the GSN Committee, see “Corporate Governance - Governance, Sustainability and Nominating Committee”.

Scorecards

As part of the 2017-2021 Compensation Program the CGC Committee, together with the CEO of the Corporation, developed a new set of individualized scorecards for all senior executives. Each scorecard set out (i) an individualized set of quantitative and/or qualitative annual target Performance Milestones which must be achieved for the applicable tranche of the Equity Grant to vest in that year; and (ii) an individualized set of quantitative annual target milestones which must be achieved in order for a cash award to be made for “extraordinary performance”. For qualitative metrics, the CGC Committee set appropriate methods of evaluation to determine whether a specific metric had been met believing that the use of scorecards enhanced transparency and better aligned executive compensation with the Corporation’s fiscal year performance. The CGC Committee reviewed and revised the scorecards of the CEO and President on an annual basis and the CEO of the Corporation reviewed and revised the other senior executive scorecards on an annual basis.

In making compensation recommendations for the President, the CGC Committee relied on the CEO to make recommendations based on his or her judgment of the performance and contribution of the President. The first step involved an analysis of the Corporation’s performance against budget and on a year-over-year basis. From there, consideration was given to the President’s performance. A detailed formal bonus proposal was presented by the CEO to the CGC Committee. The CGC Committee reviewed and discussed such recommendations with the CEO and, if determined to be appropriate, recommended approval by the Board. In making compensation recommendations for senior employees, the CGC Committee relied on the CEO to determine if any changes were required to the individualized scorecards and performed an annual assessment of any changes in (i) the qualitative annual target Performance Milestones which must have been achieved for the applicable tranche of the Equity Grant to vest in that year and (ii) the quantitative annual target milestones which must have been achieved in order for a cash award to be made for “extraordinary performance" each year in connection with year-end compensation decisions. See “Corporate Governance - Governance, Sustainability and Nominating Committee”.

The 2022 Compensation Program follows a largely similar approach to the 2017-2021 Compensation Program but was revised so that individualized scorecards for all senior executives set out corporate and individualized quantitative and/or qualitative annual target Performance Milestones which must be achieved in order for a cash award to be made from the applicable cash incentive pool. 2022 Compensation Program scorecards also include diversity, equity and inclusion metrics based on the promotion and advancement of deserving high achievers to bring the Corporation closer to its long-term goal of at least one-third women and one-third BIPOC individuals on the leadership team over the next 36 months.

Compensation Risk Management

The Compensation Committee recognizes that certain elements of compensation could promote unintended inappropriate risk-taking behaviors, but the Corporation seeks to ensure that the Corporation’s executive compensation package is comprised of a mix of cash and equity compensation, with a significant weighting placed on long-term incentives (through the LTIP), see “Elements of Compensation - Equity Incentives”. Base salaries and personal benefits are sufficiently competitive and not subject to performance risk. Subject to limited exceptions, to receive short-term or long-term incentives, the executive officer must be employed by the Corporation at the time of payout. Therefore, through the time horizons and metrics reflected in the compensation elements, the Corporation is of the view that executive performance is now more closely aligned with the interests of the Corporation and its shareholders.

The Compensation Committee also believes that executive compensation risk management is reinforced by ongoing Board oversight of, among other things, the Corporation’s financial results, regulatory disclosure, strategic plans, fraud and error reporting, the Audit Committee’s regular meetings with the external auditors (including without the presence of management), the Corporation’s internal controls, management information systems and financial control systems. In addition, the Corporation reviews significant risks associated with its operations, the most significant of which are disclosed in the Corporation’s annual management’s discussion and analysis for each fiscal year. The Corporation does not believe that its compensation policies and practices are reasonably likely to have a material adverse effect on the Corporation.

Other Compensation Policies

Share Ownership Policies

As a condition of employment, our NEOs are subject to an executive share ownership policy (the “Executive Ownership Policy”) and are (and/or their spouses are) required to beneficially own and hold that number of Common Shares (including certain allocations thereto under the EPSP) having a minimum aggregate market value that is equal to three times their then applicable annual base salary by the date which is three years after the date of their respective employment agreement. At this time each NEO meets the requirements of the Executive Ownership Policy.

We believe these standards are generally higher than share ownership requirements at other comparable companies and that significant long-term share ownership best aligns executives and shareholders. In addition, we recognize that the actual ownership by our NEOs is meaningfully higher than the minimum requirements under the Executive Ownership Policy. Market value shall be determined on December 31 of each year based on the greater of the market value thereof on that date and the weighted average purchase price of the Common Shares.

The following table sets out the Common Share (including certain allocations thereto under the EPSP) as at December 31, 2021:

	Equity Ownership Requirement		Equity Ownership
NEO	Multiple of Base Salary	2021 Ownership Requirement	Common Share Owned (or allocated under EPSP) (#)	Value-at-Risk(1)	Multiple of Base Salary
Peter Grosskopf	3x	1,500,000	523,962	23,625,447	47.25
Kevin Hibbert	3x	1,200,000	50,000	2,254,500	5.64
Whitney George	3x	1,500,000	1,261,003	56,858,625	113.72
John Ciampaglia	3x	1,200,000	80,028	3,608,463	9.02
Arthur Einav	3x	1,200,000	100,000	4,509,000	11.27

Notes:

(1)	Based on the December 31, 2021 NYSE closing price of $45.09 per Common Share.

Recoupment Policy

The Corporation adopted an incentive compensation recoupment policy (the “Recoupment Policy”) on March 10, 2016, as amended on March 27, 2018, that allows the recoupment of any performance-based incentive compensation, including, without limitation, cash bonuses and awards granted to employees under our AIP, the Option Plan, the EPSP and the EIP (collectively, the “Incentive Compensation”) under certain circumstances. In the event of a restatement of our financial results (as a result of which any Incentive Compensation to have been paid is a lower amount had it been calculated based on such restatement) or of fraud or intentional misconduct by one or more of the employees, the Board, on the recommendation of the GSN Committee, may, based upon the facts and circumstances surrounding such event, direct that we recover all or a portion of any Incentive Compensation paid, or cancel all, or part of, the equity-based Incentive Compensation granted, to an employee. The Board may also seek to recover any gains realized with respect to equity-based Incentive Compensation, regardless of when issued or if required to be issued at a future date. In addition, the Board, on the recommendation of the GSN Committee, may, in the event of fraud or intentional misconduct by the employee, take other disciplinary action that it deems necessary, including, without limitation: (1) adjusting any future compensation of the employee, (2) terminating an employee’s employment, (3) pursuing any and all remedies available in law and/or equity in any country, and (4) pursuing such other action as may fit the circumstances of the particular case. As of the date hereof, this policy applies to all employees of the Corporation and its subsidiaries, related and affiliated corporations, limited partnerships and other business entities.

Anti-Hedging Policy

The Corporation adopted an anti-hedging policy (the “Anti-Hedging Policy”) effective May 12, 2016. The objectives of the Anti-Hedging Policy are to: (a) prohibit directors, officers or employees of the Corporation or its subsidiaries from directly or indirectly engaging in hedging or monetization transactions, through transactions in the Corporation’s securities or through the use of financial instruments designed for such purpose; (b) prohibit directors, officers or employees of the Corporation or its subsidiaries from engaging in short-term or speculative transactions in the Corporation’s securities that could create heightened legal risk and/or the appearance of improper or inappropriate conduct by such individuals; and (c) discourage or prohibit certain other transactions that may misalign the incentives of a director, officer or employee of the Corporation or its subsidiaries and reduce the risk of share ownership.

Pursuant to the Anti-Hedging Policy, directors, officers or employees of the Corporation may not engage in any hedging or monetization transactions with respect to the Corporation’s securities, including, but not limited to, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Corporation’s securities. In addition, directors, officers or employees of the Corporation and its subsidiaries may not engage in short-term trading, short sales and publicly-traded options.

Any director or officer of the Corporation or any of its subsidiaries may seek an exemption from the Anti-Hedging Policy from the Chair of the GSN Committee. Other persons to whom the Anti-Hedging Policy applies may seek an exemption from the Chief Compliance Officer or such other person designated by the GSN Committee. Any such request must be submitted prior to the contemplated transaction and the person seeking an exception should be advised that any purchase or sale of securities will be subject to the prohibition on “insider trading” as set forth under the Corporation’s insider trading policy. An exemption will only be granted in exceptional circumstances.

The Anti-Hedging Policy applies to all of the directors, officers and employees of the Corporation and its subsidiaries and includes, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Corporation

Performance Graph

The following graph compares the cumulative shareholder return per $100 invested in Common Shares to the cumulative total return of the S&P/TSX Composite Index from January 1, 2017 to December 31, 2021. The calculations include reinvested dividends and exclude brokerage fees and taxes.

	Jan 1, 2017	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2021
Sprott Inc.	100.00	102.45	112.25	135.29	173.56	274.61
S&P/TSX Composite Total Return	100.00	109.08	99.39	122.14	128.99	161.43

There are many factors that may influence the Corporation’s stock price, such as future earnings expectations, views on specific sectors and personnel changes, all of which are not directly related to historical financial performance. Historically, there has been some relationship between corporate performance and the compensation of our NEOs but not necessarily between compensation and shareholder returns over any given period of time. The significant equity-based component of our NEOs’ compensation packages implemented pursuant to the 2017-2021 Compensation Program and the elimination of the discretionary bonus compensation program and implementation of the three incentive pools in 2018 were designed to more closely correlate compensation and shareholder returns. See “Compensation Discussion and Analysis - Elements of Compensation - Cash Bonus and other Variable Compensation” and “Compensation Discussion and Analysis - Elements of Compensation - Equity Incentives”.

Summary Compensation Table

The following table provides a summary of compensation information for the three most recently completed financial years for the Corporation’s CEO, CFO and three other NEOs.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Occupation	Year	Salary ($)	Share-based Awards ($)	Option-based Awards ($)(2)	Annual Incentive Plans(3)	Long- Term Incentive Plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Peter Grosskopf, SMD, Chief Executive Officer; MD of SRLC(4)	2021	500,000			2,402,479	—	—	—	2,902,479
	2020	500,000	—	—	2,394,000	—	—	—	2,894,000
	2019(1)	500,000	1,100,000	175,000	1,497,000	—	—	—	3,272,000
Kevin Hibbert, SMD, CFO and Co-head of the Enterprise Shared Services Group(5)	2021	400,000			1,576,000	—	—	—	1,976,000
	2020	400,000	—	—	1,095,000	—	—	—	1,495,000
	2019(1)	350,000	—	—	404,000	—	—	—	754,000
Whitney George, SMD, President; Chairman of Sprott U.S. Holdings(6)	2021	500,000			1,811,600	—	—	—	2,311,600
	2020	500,000	1,400,000	—	2,285,400	—	—	—	4,185,400
	2019(1)	65,000	—	—	618,790	—	—	—	683,790
John Ciampaglia, SMD of the Corporation and CEO of SAM(7)	2021	400,000			2,012,000	—	—	—	2,412,000
	2020	350,000	—	—	999,000	—	—	—	1,349,000
	2019(1)	350,000	—	—	702,000	—	—	—	1,052,000
Arthur Einav, SMD, General Counsel, and Co-head of Enterprise Shared Services Group(8)	2021	400,000			1,873,000	—	—	—	2,273,000
	2020	400,000	—	—	1,095,000	—	—	—	1,495,000
	2019(1)	350,000	—	—	404,000	—	—	—	754,000

Notes:

(1)	Amounts for 2019 are presented in CAD$.

(2)	This balance reflects the grant date fair value using a Black-Scholes option pricing model for performance based options.

(3)	Represents the cash bonus earned during the year.

(4)	Mr. Grosskopf was granted $1,100,000 in value of Common Shares under the EPSP for 2019. The Common Shares granted in 2019 have the same vesting criteria as those granted under the LTIP, with 36.25% vested immediately, and the remaining 63.75% vesting equally starting December 31, 2019. Bonus allocations to Mr. Grosskopf reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and are calculated as part of the Pool 2 incentive pool.

(5)	Bonus allocations to Mr. Hibbert reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and are calculated as part of the Pool 2 incentive pool.

(6)	Mr. George was granted $1,400,000 in value of Common Shares under the EIP for 2020, 50% of which vested in 2020 and the remaining 50% vested in the current year. Bonus allocations to Mr. George reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and, effective for 2020 and thereafter, are calculated as part of the Pool 2 incentive pool. Bonus allocations to Mr. George for 2019 are calculated as part of the Pool 1 incentive pool.

(7)	Bonus allocations to Mr. Ciampaglia reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and are calculated as part of the Pool 1 incentive pool.

(8)	Bonus allocations to Mr. Einav reflect his contribution to the overall profitability of the Corporation and the competitive environment within the financial services sector and are calculated as part of the Pool 2 incentive pool.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information concerning all option-based and share-based awards for each NEO outstanding at December 31, 2021, including awards granted before the financial year ended December 31, 2021.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD $)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed ($)(2)
Peter Grosskopf (3)	150,000	23.30	January 27, 2026	4,006,756	—	—	5,759,887
Kevin Hibbert (4)	—	—	—	—	—	—	2,254,500
Whitney George (5)	—	—	—	—	—	—	—
John Ciampaglia (6)	—	—	—	—	—	—	3,608,463
Arthur Einav (7)	—	—	—	—	—	—	4,509,000

Notes:

(1)	This balance is based on the difference between the market value of the securities underlying the instrument at December 31, 2021 $45.09 and the exercise price of the option (CAD$23.30) for time based options and performance based options.

(2)	Based on the December 31, 2021 NYSE closing price of $45.09 per Common Share.

(3)	See Note 4 to the Summary Compensation Table above for details of Mr. Grosskopf’s option-based and share-based awards.

(4)	See Note 5 to the Summary Compensation Table above for details of Mr. Hibbert’s option-based and share-based awards.

(5)	See Note 6 to the Summary Compensation Table above for details of Mr. George's share-based awards.

(6)	See Note 7 to the Summary Compensation Table above for details of Mr. Ciampaglia's share-based awards.

(7)	See Note 8 to the Summary Compensation Table above for details of Mr. Einav's share-based awards.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table provides information regarding the value on payout or vesting of incentive plan awards for the NEOs for the fiscal year ended December 31, 2021.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter Grosskopf (3)	—	479,081	2,402,479
Kevin Hibbert (4)	—	958,163	1,576,000
Whitney George (5)	—	1,471,693	1,811,600
John Ciampaglia (6)	—	958,163	2,012,000
Arthur Einav (7)	—	958,163	1,873,000

Notes:

(1)	This balance is based on the difference between the market value of the securities underlying the instrument at the vesting dates and the exercise price of the option (CAD$23.30) for time-based options and performance-based options.

(2)	Based on the December 31, 2021 NYSE closing price of $45.09 per Common Share.

(3)	See Note 4 to the Summary Compensation Table above for details of Mr. Grosskopf’s option-based and share-based awards.

(4)	See Note 5 to the Summary Compensation Table above for details of Mr. Hibbert’s option-based and share-based awards.

(5)	See Note 6 to the Summary Compensation Table above for details of Mr. George's share-based awards.

(6)	See Note 7 to the Summary Compensation Table above for details of Mr. Ciampaglia's share-based awards.

(7)	See Note 8 to the Summary Compensation Table above for details of Mr. Einav's share-based awards

Options Exercised and Value Realized During the Year

No options were exercised during the year ended December 31, 2021

Pension Plan Benefits

The Corporation does not have any pension plans that provide for payments of benefits at, following or in connection with, retirement or provide for retirement or deferred compensation plans for the NEOs or directors.

Employment Agreements, Termination and Change of Control Benefits

Other than as described herein, the Corporation does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO’s responsibilities. “Sprott Group” means the Corporation and any of its subsidiaries, related and affiliated corporations, limited partnerships and other business entities.

In connection with the implementation of the 2022 Compensation Program new employment agreements were entered into with the NEOs (other than Mr. Grosskopf) in the first quarter of 2022 other than Mr. Grosskopf. The descriptions below are based on such agreements, other than the amount of the payment if employment had been terminated without cause on December 31, 2021, which is based on such executives and employees’ prior employment agreements. The services of Mr. Grosskopf are provided under an employment agreement dated October 25, 2017, as amended and effective December 22, 2017. For the purposes of our employment agreements, a “change of control” has the same meaning as under the Option Plan (described below).

Peter Grosskopf - Chief Executive Officer and Managing Director of Sprott Resource Lending

Key Provisions
Compensation

•      $500,000 annual base salary

•      Participation in each Sprott Private Resource Lending Fund Carried Interest Plan (each a “Carry Plan”), each allocation under the Carry Plan is an entitlement to be paid an amount as a bonus, subject to the provisions of, and calculated as set out in, the Carry Plan

•      At their sole discretion, the Board or the Compensation Committee may award other cash compensation to Mr. Grosskopf for extraordinary personal performance or Corporation and business unit results based quantitative annual target milestones

Severance Period	• 24 months, base salary only
Restrictive Covenants	• 6-month non-competition provision
• 12-month non-solicitation provision
Termination without cause, death, or permanent disability

•      Mr. Grosskopf or his estate can require the Corporation to purchase his limited partnership interest in each Sprott Private Resource Lending Fund (the “Interest”)

•      Mr. Grosskopf shall be entitled to, subject to the Board’s discretion, to deem vested any unvested EPSP Shares, all vested EPSP Shares as of the next vesting date

Change of Control	• 24-month severance should employment be terminated in connection with a change in control
Termination with cause	• Corporation will have right, but not obligation, to purchase the Interest
If employment had been terminated without cause on December 31, 2021

•      Mr. Grosskopf would be entitled to a termination payment of approximately $1,479,081 broken down as follows:

•      $1,000,000 attributable to severance; and

•      $479,081 attributable to EPSP Shares that vested on December 31, 2021 from the 2017 - 2021 Compensation Program

Mr. Grosskopf may terminate his employment with the Sprott Group at any time by providing at least six months’ prior written notice (which notice may be waived) and he will be entitled only to any outstanding base salary and accrued unpaid vacation pay due to the effective date of his resignation.

Kevin Hibbert - Senior Managing Director, Chief Financial Officer & Co-Head of the Enterprise Shared Services Group

Key Provisions
Compensation	• $400,000 annual base salary • One-time grant of 135,000 Common Shares (the “Hibbert EPSP Shares”), vesting based on meeting certain performance milestones

Severance Period	• 12 months, base salary and the average of the cash bonus over the prior two years
Restrictive Covenants	• 6-month non-competition provision
• 12-month non-solicitation provision
Termination without cause, death, or permanent disability	• Mr. Hibbert shall be entitled to, subject to the Board’s discretion, to deem vested any unvested Hibbert EPSP Shares: (i) in the event of a termination in the first three quarters of the calendar year, all vested Hibbert EPSP Shares at the end of his notice period; or (ii) in the event of a termination in the fourth quarter of the calendar year, all vested Hibbert EPSP Shares at the end of his notice period, plus three months
Change of Control

•      24-month severance should employment be terminated in connection with the change in control

•      All of the Hibbert EPSP Shares which have not vested prior to the change of control shall vest on the date of the change of control, provided that Mr. Hibbert terminates his employment for good reason in accordance with the terms of his employment agreement

•      Good reason is defined as the assignment of duties which are inconsistent with his position, a material change in his reporting relationship, a material reduction in compensation or any other act that would constitute constructive dismissal under common law

If employment had been terminated without cause on December 31, 2021

•     Mr. Hibbert would be entitled to a termination payment of approximately $1,358,163 broken down as follows:

•     $400,000 attributable to severance; and

•     $958,163 attributable to EPSP Shares that vested on December 31, 2021 from the 2017 - 2021 Compensation Program

If employment had been terminated without cause on February 3, 2022, being the date of Mr. Hibbert's new employment agreement

•      Mr. Hibbert would be entitled to a termination payment of approximately $3,265,500 broken down as follows:

•     $1,735,500 attributable to severance;

•     $1,530,000 attributable to the Hibbert EPSP Shares that will vest on December 31, 2022

Mr. Hibbert may terminate his employment with the Sprott Group at any time by providing at least three months’ prior written notice (which notice may be waived) and he will be entitled only to any outstanding base salary and accrued unpaid vacation pay due to the effective date of his resignation

Whitney George - President of the Corporation and Chairman of Sprott U.S. Holdings

Key Provisions
Compensation	• $500,000 annual base salary • One-time grant of 141,000 Common Shares (the “George RSU Shares”), vesting based on meeting certain performance milestones

Severance Period	• 12 months, base salary and the average of the cash bonus over the prior two years
Restrictive Covenants	• 60 days non-competition provision
• 12-month non-solicitation provision
Termination without cause, death, or permanent disability	• Mr. George shall be entitled to, subject to the Board’s discretion, to deem vested any unvested George RSU Shares: (i) in the event of a termination in the first three quarters of the calendar year, all vested George RSU Shares at the end of his notice period; or (ii) in the event of a termination in the fourth quarter of the calendar year, all vested George RSU Shares at the end of his notice period, plus three months
Change of Control

•      24-month severance should employment be terminated in connection with the change in control

•      All of the George RSU Shares which have not vested prior to the change of control shall vest on the date of the change of control, provided that Mr. George terminates his employment for good reason in accordance with the terms of his employment agreement

•      Good reason is defined as the assignment of duties which are inconsistent with his position, a material change in his reporting relationship, a material reduction in compensation or any other act that would constitute constructive dismissal under common law

If employment had been terminated without cause on December 31, 2021

•      Mr. George would be entitled to a termination payment of approximately $1,971,693 broken down as follows:

•     $500,000 attributable to severance; and

•     $1,471,693 attributable to RSUs that vested on December 31, 2021

If employment had been terminated without cause on February 3, 2022, being the date of Mr. George's new employment agreement

•     Mr. George would be entitled to a termination payment of approximately $4,146,500 broken down as follows:

•     $2,548,500 attributable to severance; and

•     $1,598,000 attributable to the George RSU Shares that will vest on December 31, 2022

Mr. George may terminate his employment with the Sprott Group at any time by providing thirty days prior written notice (which notice may be waived) and he will be entitled only to any outstanding base salary and accrued unpaid vacation pay due to the effective date of his resignation

John Ciampaglia, Senior Managing Director, CEO of SAM LP

Key Provisions
Compensation	• $400,000 annual base salary • One-time grant of 135,000 Common Shares (the “Ciampaglia EPSP Shares”), vesting based on meeting certain performance milestones

Severance Period	• 12 months, base salary and the average of the cash bonus over the prior two years
Restrictive Covenants	• 6-month non-competition provision
• 12-month non-solicitation provision
Termination without cause, death, or permanent disability	• Mr. Ciampaglia shall be entitled to, subject to the Board’s discretion, to deem vested any unvested Ciampaglia EPSP Shares: (i) in the event of a termination in the first three quarters of the calendar year, all vested Ciampaglia EPSP Shares at the end of his notice period; or (ii) in the event of a termination in the fourth quarter of the calendar year, all vested Ciampaglia EPSP Shares at the end of his notice period, plus three months
Change of Control

•     24-month severance should employment be terminated in connection with the change of control

•     All of the Ciampaglia EPSP Shares which have not vested prior to the change of control shall vest on the date of the change of control, provided that Mr. Ciampaglia terminates his employment for good reason in accordance with the terms of his employment agreement

•     Good reason is defined as the assignment of duties which are inconsistent with his position, a material change in his reporting relationship, a material reduction in compensation or any other act that would constitute constructive dismissal under common law

If employment had been terminated without cause on December 31, 2021

•     Mr. Ciampaglia would be entitled to a termination payment of approximately $1,358,163 broken down as follows:

•     $400,000 attributable to severance; and

•     $958,163 attributable to EPSP Shares that vested on December 31, 2021 from the 2017 - 2021 Compensation Program

If employment had been terminated without cause on February 3, 2022, being the date of Mr. Ciampaglia's new employment agreement

•     Mr. Ciampaglia would be entitled to a termination payment of approximately $3,435,500 broken down as follows:

•     $1,905,500 attributable to severance; and

•     $1,530,000 attributable to the Ciampaglia EPSP Shares that will vest on December 31, 2022

Mr. Ciampaglia may terminate his employment with the Sprott Group at any time by providing at least three months’ prior written notice (which notice may be waived) and he will be entitled only to any outstanding monthly draw and accrued unpaid vacation pay due to the effective date of his resignation

Arthur Einav - Senior Managing Director, General Counsel & Co-Head of the Enterprise Shared Services Group

Key Provisions
Compensation	• $400,000 annual base salary • One-time grant of 135,000 Common Shares (the “Einav EPSP Shares”), vesting based on meeting certain performance milestones

Severance Period	• 12 months, base salary and the average of the cash bonus over the prior two years
Restrictive Covenants	• 6-month non-competition provision
• 12-month non-solicitation provision
Termination without cause, death, or permanent disability	• Mr. Einav shall be entitled to, subject to the Board’s discretion, to deem vested any unvested Einav EPSP Shares: (i) in the event of a termination in the first three quarters of the calendar year, all vested Einav EPSP Shares at the end of his notice period; or (ii) in the event of a termination in the fourth quarter of the calendar year, all vested Einav EPSP Shares at the end of his notice period, plus three months
Change of Control

•     24-month severance should employment be terminated in connection with the change of control

•     All of the EPSP Shares which have not vested prior to the change of control shall vest on the date of the change of control, provided that Mr. Einav terminates his employment for good reason in accordance with the terms of his employment agreement

•     Good reason is defined as the assignment of duties which are inconsistent with his position, a material change in his reporting relationship, a material reduction in compensation or any other act that would constitute constructive dismissal under common law

If employment had been terminated without cause on December 31, 2021

•     Mr. Einav would be entitled to a termination payment of approximately $1,358,163 broken down as follows:

•     $400,000 attributable to severance; and

•     $958,163 attributable to EPSP Shares that vested on December 31, 2021 from the 2017 - 2021 Compensation Program

If employment had been terminated without cause on February 3, 2022, being the date of Mr. Einav's new employment agreement

•     Mr. Einav would be entitled to a termination payment of approximately $3,414,000 broken down as follows:

•     $1,884,000 attributable to severance;

•     $1,530,000 attributable to the Einav EPSP Shares that will vest on December 31, 2022

Mr. Einav may terminate his employment with the Sprott Group at any time by providing at least three months’ prior written notice (which notice may be waived) and he will be entitled only to any outstanding monthly draw and accrued unpaid vacation pay due to the effective date of his resignation

Directors’ & Officers’ Liability Insurance

The Corporation has purchased directors’ & officers’ liability insurance coverage (“D&O Insurance”) for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance for the year ended December 31, 2021 was $587,700 and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $35,000,000. There is a $100,000 deductible for any Canadian claims made, and $1,000,000 deductible for any U.S claims made, but no deductible is assessed against any director or officer. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims and claims for statutory liabilities.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information as at December 31, 2021

	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)(1)
Equity compensation plans approved by security holders	986,762	3.07	1,589,841
Equity compensation plans not approved by security holders	—	—	—
Total	986,762	$3.07	1,589,841

Note:

(1)       After accounting for the 774,405 Common Shares under the EPSP that have not yet vested.

The Corporation has the following three equity based compensation plans: (a) the Option Plan; (b) the EPSP; and (c) the EIP. As of December 31, 2021 there were 162,500 options outstanding under the Option Plan, and 49,857 Common Shares issued but unvested under the EIP, representing approximately 0.6% and 0.2%, of the issued and outstanding Common Shares, respectively. No Common Shares have been granted from treasury under the EPSP. However, as at December 31, 2021, 774,405 Common Shares have been purchased in the open market by the trustee for the EPSP (the "Trustee") under the EPSP, representing approximately 3% of the issued and outstanding Common Shares.

The aggregate number of Common Shares from treasury that may be granted under the Option Plan, the EPSP and the EIP and all other securities based compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares as at the date of such grant. As a result, if the Corporation issues additional Common Shares in the future, the number of Common Shares issuable under such securities-based compensation arrangements will increase accordingly. Furthermore, the number of Common Shares that are (i) issuable from treasury, at any time, and (ii) issued from treasury, within any one-year period, to insiders (as defined in the applicable rules of the TSX) of the Corporation under the Option Plan, the EPSP and the EIP and all other security based compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares.

Option Plan

The Option Plan is intended to aid in attracting, retaining and motivating our officers, employees and directors.

Options may be granted to a director, officer, employee or service provider of the Corporation or any related entity (being a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation). However, no options are to be granted to any optionee that is a non-employee director if such grant could result, at any time, in: (i) the aggregate number of Common Shares issuable to non-employee directors under the Option Plan, or any other security-based compensation arrangement of the Corporation, exceeding 1% of the issued and outstanding Common Shares; or (ii) an annual grant of options per non-employee director exceeding a grant value of $100,000, determined using a generally accepted valuation model.

The exercise price for any option issued under the Option Plan may not be less than the market price of the Common Shares at the time of issue. Options issued under the Option Plan may be exercised during a period determined under the Option Plan, which may not exceed ten years. Unless otherwise determined by the Board, options will vest at a rate of one-third per annum commencing 12 months after the date of grant.

In addition to the restrictions on maximum issuances set forth above for all security based compensation arrangements, the number of Common Shares which may be issued pursuant to options granted pursuant to the Option Plan to any one person may not exceed 5% of the then aggregate issued and outstanding Common Shares. The Option Plan also provides for a ten year term limit for options pursuant to the Option Plan.

The following insider participation limits shall apply under the Option Plan: (a) the number of Common Shares issuable to insiders, at any time, pursuant to the Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares; and (b) the number of Common Shares issued to insiders, within a one-year period, pursuant to the Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares.

Options may be transferred to certain permitted assigns which include a spouse, a trustee acting on behalf of the optionholder or spouse, or a holding entity. If the optionholder resigns, is terminated for cause or fails to be re-elected as a director, the options terminate immediately. If the optionholder dies or ceases to be eligible under the Option Plan for any other reason, options that are entitled to be exercised may generally be exercised (subject to certain extensions at the discretion of the Board or a committee thereof) until the earlier of: (i) one year or three months, respectively, of the applicable date, or (ii) the expiry date of the option. The Option Plan also provides for the cashless exercise of options which allows for the optionholder to receive, without cash payment (other than taxes), a number of Common Shares based on a specified formula tied to the market price of the Common Shares as at the last trading day immediately prior to the cashless exercise. In the event that the expiry of an option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such option shall be deemed to be amended to that date which is ten business days following the end of such blackout period.

In the event of a Change of Control (as defined below) with respect to the Corporation or a Sprott Group entity (which, under the Option Plan and for the purposes of this summary, means the Corporation and any subsidiary or related or affiliated business entities of the Corporation and includes any successor corporations or entities thereto), notwithstanding anything in the Option Plan to the contrary:

•	if the employment of an optionee is terminated by the Corporation or a Sprott Group entity, respectively, without cause or if the optionee resigns in circumstances constituting constructive dismissal by the Corporation or a Sprott Group entity, respectively, in each case, within six months (or such other period as determined by the Board in its sole discretion) following a Change of Control with respect to the Corporation or the Sprott Group entity, respectively (such date being the “Termination Date”), all or any of the optionee’s options will vest immediately prior to the Termination Date (or such later period as determined by the Board in its sole discretion), subject to any performance conditions which shall be dealt with at the discretion of the Board. All vested options may be exercised until 90 days (or such other period as may be determined by the Board in its sole discretion) following the Termination Date (but until the normal expiry date of the option rights of such optionee, if earlier). Upon the expiration of such period, all unexercised option rights of that optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such optionee under the Option Plan; and

•	any surviving, successor or acquiring entity will assume any outstanding options or will substitute similar awards for the outstanding options. If the surviving, successor or acquiring entity is a “private issuer” or does not have any securities listed on an established securities exchange, does not assume the outstanding options or substitute similar awards for the outstanding options, or if the Board otherwise determines in its sole discretion and subject to the rules of the TSX, the Corporation will give written notice to all optionees advising that the Option Plan will be terminated effective immediately prior to the Change of Control and all options will be deemed to be vested options, and may provide for the exercise of options and tender of Common Shares in connection with the Change of Control and may otherwise provide for the cash out or termination of options that are not exercised within a specified period of time.

A “Change of Control” for the purposes of the Option Plan means: (a) the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of beneficial ownership of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 50% of all of the then outstanding voting securities of the Corporation; (b) an amalgamation, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Corporation with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination; (c) the sale, lease, exchange or other disposition of all or substantially all of the property of the Sprott Group to another person, other than (i) in the ordinary course of business of the Sprott Group, or (ii) to the Sprott Group; (d) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; or (e) as a result of, or in connection, with: (i) a contested election of directors of the Corporation, or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Sprott Group and another person, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board, provided however that a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Corporation or Sprott Group entity, or any successor to the Corporation’s or Sprott Group entity’s respective business, being controlled, directly or indirectly, by the same person or persons who controlled the Corporation or the Sprott Group entity, respectively, directly or indirectly, immediately before such transaction(s).

The Board may make the following amendments to the Option Plan, without obtaining shareholder approval: (i) amendments to the terms and conditions of the Option Plan necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; (ii) amendments to the provisions of the Option Plan respecting administration of the Option Plan and eligibility for participation under the Option Plan; (iii) amendments to the provisions of the Option Plan respecting the terms and conditions on which options may be granted pursuant to the Option Plan, including the provisions relating to the term of the option and the vesting schedule; and (iv) amendments to the Option Plan that are of a “housekeeping” nature.

However, the Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the Option Plan maximum or the number of securities issuable under the Option Plan; (ii) amendment provisions granting additional powers to the Board to amend the Option Plan or entitlements; (iii) an amendment to the exercise price of options (if such shareholder approval is required by the TSX); (iv) reduction in the exercise price of options or cancellation and reissue of options or other entitlements; (v) extension to the term of options (other than as a result of an Blackout Period Extension (as such term is defined in the Option Plan)); (vi) amendments that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; (vii) any amendment which would permit options granted under the Option Plan to be transferable or assignable other than to a related Permitted Assign (as such term is defined in the Option Plan) and for normal estate settlement purposes; (viii) changes to insider participation limits; and (ix) amendments to the Option Plan amendment provisions.

As a general matter, if any option granted under the Option Plan shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.

The Corporation’s annual “burn rate” for options granted under the Option Plan, calculated in accordance with the TSX Company Manual with respect to the number of issued and outstanding shares (total number of options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was Nil for fiscal years 2019, 2020, and 2021 as no options were issued during those years.

Membership and Administration

Participation in the EPSP is limited to eligible non-U.S. resident employees of, or “employees” within the meaning of the Income Tax Act (Canada) (“ITA”) who provide services to, the Corporation and any affiliated entity that has adopted the EPSP (each a “Member”). Hereinafter each such affiliated entities is referred to as a “Participating Entity”.

The selection of Members and the specific terms of any benefits granted to a Member, including the number of Common Shares, vesting schedule, and timing of distributions (after discharge of debt owing in respect of Common Shares) in cash or Common Shares will be determined by the Compensation Committee or the general partner or other controlling person of a Participating Entity, as applicable, and as set forth in the applicable employment or other contract entitling the Member to benefits under the EPSP (the “Member’s Contract”). The EPSP provides for a ten year term limit for Common Shares issued pursuant to the EPSP.

While Common Shares from treasury may be granted under the EPSP subject to the restrictions set forth above, Common Shares may also be purchased on the open market by the Trustee on behalf of the Members. Management of the Corporation is responsible for administering the EPSP. The Trustee is an independent trustee appointed by the Board pursuant to a trust agreement entered into by the Corporation and the Trustee, which created the trust in respect of the EPSP.

In each fiscal year, or within 120 days thereafter, each Participating Entity realizing profits in such fiscal year shall pay to the Trustee (to be held in trust) for such fiscal year out of profits a contribution in an amount determined by the Board or general partner or other controlling person of the Participating Entity.

Subject to the terms of a Member’s Contract and the ITA, distributions of cash or in specie, may be made from a Member’s “allocated account” to such Member at any time upon the written direction of the Corporation provided that the Trustee shall distribute only the net amount available for distribution to the Member and only upon the discharge of any debt owing by the EPSP in respect of the Common Shares at the time of distribution. Such debt may be discharged by a Participating Entity (including the Corporation) or the Member in accordance with the relevant provisions of the Member’s Contract. Any applicable taxes or interest shall be the sole responsibility of the Members.

Termination of Employment

No later than three months of the earliest of the: (i) termination of employment or service, including retirement, resignation or dismissal without cause; and (ii) termination of the EPSP, an amount equal to the net value of the assets (after applicable expenses and any unpaid debt owing on any Common Shares in the Member’s vested account) that have been allocated to the Member’s vested account shall be distributed by the Trustee to the Member, subject to any debt obligations assumed by the Member under the Member’s Contract. Within three months of the death of a Member, subject to compliance with applicable laws, the Trustee shall distribute to such Member’s beneficiary the net value (after applicable expenses) of the amount in the Member’s vested account. Upon the occurrence of the foregoing events, the Board may, in its sole discretion, deem vested and designate to a Member’s vested account, such number of Common Shares that would otherwise have vested up to a specified period had death or termination of employment of the Member not occurred.

In the event that a Member’s employment with a Participating Entity is terminated for cause, all Common Shares and amounts contained in or allocated to such Member’s vested account and such Member’s allocated account shall be forfeited and the amounts thereof shall be reallocated to the other Members of the EPSP at the end of the taxation year of the Trust as the Corporation shall direct.

Transferability

The Member may not assign, convert, charge, surrender or alienate the rights or benefits granted under the EPSP. Amounts vested in a Member under the EPSP shall not be available for the claims of his or her creditors.

Amendments or Termination

The Corporation currently intends to continue the EPSP in effect indefinitely, but the Corporation reserves the right to amend, modify or discontinue the EPSP, in whole or in part, at any time, provided, however, that any such amendment or modification which may affect the rights, duties and responsibilities of the Trustee shall not become effective until the Corporation has received the written consent of the Trustee.

The Board may make the following amendments to the EPSP, without obtaining shareholder approval: (i) amendments to the terms and conditions of the EPSP necessary to ensure that the EPSP complies with the applicable regulatory requirements, including the rules of the TSX and Canada Revenue Agency, in place from time to time; (ii) amendments to the provisions of the EPSP respecting administration of the EPSP and eligibility for participation under the EPSP; (iii) amendments to the provisions of the EPSP respecting the terms and conditions on which allocations may be made to a Member’s allocated account pursuant to the EPSP, including the provisions relating to the vesting schedule (subject to a minimum three-month vesting period for Common Shares issued from treasury); and (iv) amendments to the EPSP that are of a “housekeeping” nature.

The Board may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the EPSP maximum or the number of securities issuable under the EPSP; (ii) amendment provisions granting additional powers to the Corporation or the Board to amend the EPSP; and (iii) an increase in entitlements held by insiders of the Corporation, including extension of the termination or expiry dates thereof or changes to insider participation limits.

If the EPSP is terminated, each Participating Entity shall not recover any amounts paid into the EPSP up to the date of such termination and all such amounts must and shall be used for the sole benefit of the Members and/or their beneficiaries, according to the balance in their Member’s account as determined by a special valuation of the assets of the EPSP as of the date of the termination of the EPSP.

The Corporation’s annual “burn rate” for shares granted under the EPSP, calculated in accordance with the TSX Company Manual with respect to the number of issued and outstanding shares (total number of options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0.40% in 2019, 0.05% for 2020 and 0.03% for 2021.

EIP

Participants and Administration

Eligible participants in the EIP are those directors, officers, employees and consultants of the Corporation and its subsidiaries and affiliates residing in the United States or who are otherwise U.S. taxpayers who are selected for participation by the plan administrator.

The EIP provides for the award of restricted stock, RSUs, related dividend equivalents and unrestricted stock. Shares issued pursuant to the EIP may be authorized but unissued Common Shares or treasury shares or Common Shares obtained on the market by the Corporation.

The EIP is administered by the Compensation Committee. The specific terms of any award granted under the EIP is determined by the plan administrator, subject to the terms of the EIP, including the number of Common Shares, vesting conditions and schedule, timing of distributions, and such other terms and conditions as the administrator may determine, and as may be set forth in the applicable award agreement.

Restricted stock is subject to forfeiture prior to the vesting of the award. A restricted stock unit is notional stock that entitles the grantee to receive a Common Share following the vesting of the RSU. The Compensation Committee may determine to make grants under the EIP of restricted stock and RSUs containing such terms as the Compensation Committee may determine, subject to applicable law. The Compensation Committee will determine the period over which restricted stock and RSUs granted to EIP participants will vest, subject to a minimum vesting period of three months for Common Shares issued from treasury, and the timing of distributions. In connection with RSUs, the Compensation Committee, in its discretion, may grant dividend equivalent rights under the EIP, subject to such terms and conditions, including the timing of distribution, as determined by the Compensation Committee and subject to the provisions of the EIP and applicable law. The Compensation Committee may base its determination upon the achievement of specified performance goals. The Compensation Committee, in its discretion, may grant Common Shares free of restrictions under the EIP in respect of past services or other valid consideration. Such Common Shares shall be purchased on the market, and in no event shall treasury shares be issued to make such grants.

The Corporation's annual "burn rate" for shares granted under the EIP calculated in accordance with the TSX Company Manual with respect to the number of issued and outstanding shares (total number of restricted stock, RSUs, related dividend equivalents and unrestricted stock issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 0.29% for 2019 , 0.43% for 2020 and 0.005% for 2021.

Termination of Employment or Service

Unless otherwise provided in the applicable award agreement, upon a termination of employment or service other than for death or disability, unvested restricted stock and RSUs granted under the EIP will be forfeited, provided that the administrator may waive or modify such provisions. Unless otherwise provided in the applicable award agreement, upon a termination of employment or service due to death or disability, unvested restricted stock and RSUs granted under the EIP will vest.

Transferability

Shares of restricted stock or RSUs granted under the EIP may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the lapsing of all restrictions thereon, other than by will, by the laws of descent and distribution, or through gift or domestic relations orders to a “family member” of the grantee as permitted by Rule 701 of the United States Securities Act of 1933, as amended, or may be otherwise specifically provided in the applicable award agreement in accordance with applicable law. Following any such transfer, any transferred restricted stock or RSUs will continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

Adjustments, Termination and Amendment

Subject to any required approvals of the stock exchange(s) on which the Common Shares are listed, the plan administrator may, in its discretion, provide for adjustment of the terms and conditions of outstanding awards and awards issuable under the EIP, in recognition of unusual or nonrecurring events (including any stock split, reverse stock split, reorganization, merger, consolidation, split-up, combination, or other similar corporate transaction or event) affecting the Corporation or any of its affiliates. The Board, in its discretion, may terminate, suspend or discontinue the EIP at any time with respect to any award that has not yet been granted. Unless the EIP is terminated earlier, no award may be granted under the EIP following the tenth anniversary of the date of the EIP’s adoption by the Board or approval by the Corporation’s security holders, whichever is earlier. The Board also has the right to alter or amend the EIP or any part of the EIP, and the Compensation Committee may modify outstanding awards granted under the EIP, from time to time, in each case subject to shareholder approval in certain circumstances as provided in the EIP. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights or materially increase the obligations of the participant without the consent of the participant.

The Board may make the following amendments to the EIP, without obtaining shareholder approval: (i) amendments to the terms and conditions of the EIP necessary to ensure that the EIP complies with the applicable regulatory requirements, including the rules of the TSX, U.S. federal and state securities laws, Canada Revenue Agency, and the Internal Revenue Code of 1986, as amended, in place from time to time; (ii) amendments to the provisions of the EIP respecting administration of the EIP and eligibility for participation under the EIP; (iii) amendments to the provisions of the EIP respecting the terms and conditions on which awards may be granted pursuant to the EIP, including the provisions relating to the vesting schedule (subject to a minimum three-month vesting period for Common Shares issued from treasury); and (iv) amendments to the EIP that are of a “housekeeping” nature.

The Board and the plan administrator may not, without the approval of the Corporation’s shareholders, make amendments with respect to the following: (i) an increase to the EIP maximum or the number of securities issuable under the EIP; (ii) amendment provisions granting additional powers to the Board or plan administrator to amend the EIP or entitlements thereunder; and (iii) an increase in entitlements held by insiders of the Corporation, including extension of the termination or expiry dates thereof or changes to insider participation limits.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed herein,

a.	there is no indebtedness outstanding of any executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise; and

b.	no individual who is, or at any time during the most recently completed financial year of the Corporation was, a director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of any such person:

c.	is or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or

d.	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, whether in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no “informed person”, proposed director, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since January 1, 2021 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means, among others, (i) a director or executive officer of the Corporation or of a subsidiary of the Corporation, (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution.

SHAREHOLDER AND OTHER STAKEHOLDER ENGAGEMENT

The Corporation believe that engaging constructively with shareholders and other stakeholders is important, and the Corporation regularly and comprehensively engages with its stakeholders.

Shareholders are encouraged to participate in the Corporation’s governance by attending the annual and special meeting and posing questions to the board and management. We also facilitate votes on shareholder proposals submitted in compliance with applicable law. Voting results are given appropriate consideration in developing the Corporation’s governance policies. Below are some highlights of our communications and external engagement activities for shareholders and other stakeholders:

Public Disclosure	The Corporation’s various public disclosures, such as its annual report, management information circular, annual information form, financial statements, news releases and other materials result in regular communication with the Corporation’s stakeholders.
Conference Calls with Investment Community	Management hosts quarterly earnings calls to review quarterly results, which are accessible to all.
Investor Meetings	The Corporation regularly participates in individual meetings with investors. In 2020, as a result of the COVID-19 pandemic, the Corporation primarily conducted these meetings virtually.
Industry Conferences	Management regularly attends industry and investor conferences to promote and answer questions about the Corporation’s business. In 2021, as a result of the COVID-19 pandemic, the Corporation primarily attended these conferences virtually.
Contact Information	There is a dedicated email address for general inquiries and investor relations contacts and phone numbers on the Corporation’s website at www.sprott.com/contact-us.
Environmental, Social and Governance ("ESG")	The Corporation’s approach to ESG issues is outlined and regularly updated on the Corporation’s website at www.sprott.com/investor-relations/esg/.

In addition to the above, the Board Chair of the independent directors of the Corporation can be contacted confidentially by email to chair@sprott.com or in writing by sending a sealed envelope marked as follows:

Private and Strictly Confidential

Sprott Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1 Canada

Attention: Board Chair

The Chair of the Audit Committee can also be contacted confidentially in writing by sending a sealed envelope marked as follows:

Private and Strictly Confidential

Sprott Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1

Canada Attention: Audit Committee Chair

ADDITIONAL INFORMATION

Financial information about the Corporation is provided in its 2021 Financial Statements and accompanying MD&A. You may obtain a copy of such documents by contacting Sprott Investor Relations at (416) 203-2310 or toll-free at 1 (877) 403-2310 or ir@sprott.com.

All of these above mentioned documents, as well as additional information relating to the Corporation, are also available by visiting the Corporation’s website at www.sprott.com, EDGAR website at www.sec.gov, or SEDAR website at www.sedar.com.

BOARD APPROVAL

The contents and the distribution of this Circular have been approved by the Board, and this Circular has been sent (or made available) to each director of the Corporation, each shareholder entitled to notice of the Meeting and the auditors of the Corporation.

Dated at Toronto, Ontario as of March 22, 2022.

BY ORDER OF THE BOARD

(signed) “Ron Dewhurst”

Ron Dewhurst

Chair of the Board

SCHEDULE "A"

SPROTT INC.

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The term “Corporation” herein shall refer to Sprott Inc. and the term “Board” shall refer to the board of directors of the Corporation. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times.

Chair and Composition and Quorum

1.	The Board will be comprised of a minimum of one member and a maximum of ten members, the majority of which shall be “independent” within independence standards established by the Board and all applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.	The Chair of the Board will be elected by vote of a majority of the full Board membership, on the recommendation of the Corporate Governance and Compensation Committee, at the time of each annual and special meeting of the shareholders of the Corporation and shall hold office until the next annual and special meeting of shareholders or until his or her successor is appointed. The Chair of the Board will chair Board meetings and shall be responsible for overseeing the performance by the Board of its duties, for setting the agenda of each Board meeting (in consultation with the Chief Executive Officer (the “CEO”)), for communicating periodically with committee chairs regarding the activities of their respective committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for ensuring the Board works as a cohesive team and providing the leadership essential to achieve this.

3.	The Board has determined that the Corporation is best served by dividing the responsibilities of the Chair of the Board (“Chair”) and CEO. If the Board elects a Chair of the Board who is not an independent director, a lead director shall be appointed by the independent members of the Board at the time of the appointment of a Chair that is not an independent director, and shall hold office until the Chair of the Board becomes an independent director, the next annual and special meeting of shareholders of the Corporation or until his or her successor is appointed.

Meetings

4.	Meetings will be scheduled to facilitate the Board carrying out its responsibilities. Additional meetings will be held as deemed necessary by the Chair of the Board. The time at which and place where the meetings of the Board shall be held and the calling of the meetings and procedure in all things at such meetings shall be determined by the Board in accordance with the Corporation’s articles, by-laws and applicable laws. Any director of the Corporation may request the Chair of the Board to call a meeting of the Board. The Board will meet separately at the Board’s regularly scheduled meetings without any non-independent directors and members of management present. The Chair will lead such session. If the Chair is not present at such session, one of the other independent directors shall be chosen by the directors present at the session to preside as chair. Likewise, each committee of the Board will meet separately without management present at each regularly scheduled meeting of the committee.

5.	Meetings of the Board shall be validly constituted if a majority of the members of the Board is present in person or by tele- or video- conference. A resolution in writing signed by all the members of the Board entitled to vote on that resolution at a meeting of the Board is as valid as if it had been passed at a meeting of the Board duly called and held.

Board Charter and Performance

6.	The Board shall have a written charter that sets out its mandate and responsibilities and the Board shall review and assess the adequacy of such charter and the effectiveness of the Board at least annually or otherwise, as it deems appropriate, and make any necessary changes. Unless and until replaced or amended, this mandate constitutes that charter. The Board will ensure that this mandate or a summary that has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements in the Corporation’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

7.	Authority to make minor technical amendments to this mandate is hereby delegated to the Corporation’s corporate secretary, who will report any such amendments to the Board at its next meeting.

Duties of Directors

8.	The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its committees, the Audit and Risk Management Committee and the Corporate Governance and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, principal duties include the following:

Appointment of Management

a.	The Board has the responsibility for approving the appointment of the CEO and all other senior management, monitoring their performance and, where deemed necessary, approving their compensation, following a review of the recommendations of the Corporate Governance and Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation. The Board may provide advice and counsel in the execution of the CEO’s duties as appropriate.

b.	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

c.	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

d.	The Board will respond to recommendations received from the Corporate Governance and Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

e.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

f.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals and the strategy by which it proposes to reach those goals.

g.	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business.

h.	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

i.	The Board is responsible for:

i.	adopting processes for monitoring the Corporation’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Corporation; and

ii.	taking action when the Corporation’s performance falls short of its goals or when other special circumstances warrant.

j.	The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

k.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

l.	The Board has responsibility for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation’s shareholders.

m.	The Board is responsible for the Corporation’s internal control and management information systems.

Policies and Procedures

n.	The Board is responsible for:

i.	developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines for the Corporation and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

ii.	approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Corporation and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

o.	The Board enforces its policy respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

p.	The Board is responsible for adopting and monitoring compliance with the Corporation’s Code of Business Conduct and Ethics.

Communications and Reporting

q.	The Board is responsible for approving and revising from time to time as circumstances warrant a Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

r.	The Board is responsible for:

i.	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely, regular and non-selective basis;

ii.	overseeing that the financial results are reported fairly and in accordance with international financial reporting standards and related legal disclosure requirements;

iii.	taking steps to enhance the timely, non-selective disclosure of any other developments that have a significant and material impact on the Corporation;

iv.	reporting annually to shareholders on its stewardship for the preceding year; and

v.	overseeing the Corporation’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

s.	The Board is responsible for:

i.	developing position descriptions for the Chair of the Board, the lead director, if applicable, the chair of each Board committee and, together with the CEO, the CEO (which will include delineating management’s responsibilities). The CEO shall be expected to, among other things:

i.	foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility;

ii.	develop and recommend to the Board a long-term strategy and vision for the Corporation that is intended to lead to creation of shareholder value;

iii.	develop and recommend to the Board annual plans and budgets that support the Corporation’s long-term strategy; and

iv.	seek to consistently strive to achieve the Corporation’s financial and operating goals and objectives;

ii.  developing and approving the corporate goals and objectives that the CEO is responsible for meeting; and

iii. developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

t.	The Board is responsible for:

i.	ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Corporation expects from its directors) and that they understand the nature and operation of the Corporation’s business; and

ii.	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

Nomination of Directors

u.	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

i.	considering what competencies and skills the Board, as a whole, should possess;

ii.	assessing what competencies and skills each existing director possesses; and

iii.	considering the appropriate size of the Board, with a view to facilitating effective decision making;

with regard to their Diversity. “Diversity” refers to any characteristic that can be used to differentiate groups and people from one another. It includes, but is not limited to, characteristics such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance and Compensation Committee.

v.	Director nominees shall be selected by a majority of the independent directors.

Board Evaluation

w.	The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Authority to engage outside advisors

9.	The Board has the authority to engage outside advisors as it determines necessary to carry out its duties, including, but not limited to identifying and reviewing candidates to serve as directors or officers.

10.	The Corporation shall provide appropriate funding, as determined by the Board, for payment (a) of compensation to any advisors engaged by the Board, and (b) of ordinary administrative expenses of the Board that are necessary or appropriate in carrying out its duties.

May 8, 2020

SCHEDULE "B"

AMENDMENT NO. 2 TO BY-LAW NO. 1

BY-LAW AMENDMENT

SPROTT INC. (the “Corporation”)

Amendment No. 2 to By-Law No. 1

By-Law No. 1 of the Corporation, as amended by the By-Law Amendment relating to the advance notice of nomination for election of directors, (collectively, “By-Law No. 1”) is amended as follows:

A.	Section 5 of By-Law No. 1 in amended by deleting the following sentence in its entirety “At least 25% of the directors of the Corporation shall be resident Canadian, but where the Corporation has less than 4 directors, at least one director shall be a resident Canadian.”

B.	Section 8A(4)(a)(i) of By-Law No.1 is amended by deleting the following phrase “, and status as a resident Canadian (as such term is defined in the Act)”.

Reference to and Effect on By-Law No. 1

On and after this date, each reference in By-Law No. 1 to “this By-Law” and each reference to By-Law No. 1 and any and all other amendments to By-Law No. 1 shall mean and be a reference to By-Law No. 1 as amended herein. Except as specifically amended herein, By-Law No. 1 shall remain in full force and effect and is hereby ratified and confirmed.